SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 14, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – March 31, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company Financial Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
01/01/2012 to 03/31/2012	10
01/01/2011 to 03/31/2011	11
Statement of Value Added	12
Consolidated Financial Statements
Balance Sheet - Assets	13
Balance Sheet - Liabilities	14
Statement of Income	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
01/01/2012 to 03/31/2012	20
01/01/2011 to 03/31/2011	21
Statement of Value Added	22
Comments on the Company’s Performance	23
Notes to the Financial Statements	28
Other Information Deemed as Relevant by the Company	72
Reports and Statements
Unqualified Independent Auditor’s Report	74

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Quarterly Financial Information – March 31, 2012 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version : 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	03/31/2012
Paid-in Capital
Common	227,836,623
Preferred	0
Total	227,836,623
Treasury Shares
Common	0
Preferred	0
Total	0

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Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share
						(Reais / Share)

Board of Directors’	02/09/2012	Other	06/22/2012	Common		2.54000
Meeting

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Parent Company Financial Statements / Balance Sheet – Assets

(R$ thousand)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
1	Total Assets	25,187,612	25,018,556
1.01	Current Assets	3,535,713	3,704,694
1.01.01	Cash and Cash Equivalents	2,011,372	2,142,079
1.01.03	Accounts Receivable	1,283,875	1,257,348
1.01.03.01	Customers	1,107,220	1,072,015
1.01.03.02	Other Accounts Receivable	176,655	185,333
1.01.03.02.01	Balances with Related Parties	176,655	185,333
1.01.04	Inventories	41,631	44,576
1.01.06	Recoverable Taxes	53,801	117,893
1.01.06.01	Current Recoverable Taxes	53,801	117,893
1.01.08	Other Current Assets	145,034	142,798
1.01.08.03	Other	145,034	142,798
1.01.08.03.01	Restricted Cash	84,998	99,729
1.01.08.03.20	Other Accounts Receivable	60,036	43,069
1.02	Noncurrent Assets	21,651,899	21,313,862
1.02.01	Long-Term Assets	913,664	931,985
1.02.01.03	Accounts Receivable	322,850	333,713
1.02.01.03.01	Customers	322,850	333,713
1.02.01.06	Deferred Taxes	178,646	177,926
1.02.01.06.01	Deferred Income Tax and Social Contribution	178,646	177,926
1.02.01.08	Credit with Related Parties	162,317	170,288
1.02.01.08.03	Credit with Controlling Shareholders	162,317	170,288
1.02.01.09	Other Noncurrent Assets	249,851	250,058
1.02.01.09.03	Indemnifications Receivable	60,295	60,295
1.02.01.09.04	Judicial Deposits	50,445	54,178
1.02.01.09.05	ANA – National Water Agency	102,891	100,551
1.02.01.09.20	Other Accounts Receivable	36,220	35,034
1.02.02	Investments	72,745	74,571
1.02.02.01	Shareholdings	20,160	21,986
1.02.02.01.04	Other Shareholdings	20,160	21,986
1.02.02.02	Investment Properties	52,585	52,585
1.02.03	Property, Plant and Equipment	183,328	181,585
1.02.04	Intangible Assets	20,482,162	20,125,721
1.02.04.01	Intangible Assets	20,482,162	20,125,721
1.02.04.01.01	Concession Contracts	12,250,963	12,078,687
1.02.04.01.02	Program Contracts	1,588,194	1,505,766
1.02.04.01.03	Service Contracts	6,626,652	6,522,475
1.02.04.01.04	Software License	621	2,316
1.02.04.01.05	New Business	15,732	16,477

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Parent Company Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2	Total Liabilities	25,187,612	25,018,556
2.01	Current Liabilities	3,372,333	3,956,146
2.01.01	Labor and Pension Plan Liabilities	286,212	243,502
2.01.01.01	Pension Plan Liabilities	23,297	31,836
2.01.01.02	Labor Liabilities	262,915	211,666
2.01.02	Suppliers	194,867	244,658
2.01.02.01	Domestic Suppliers	194,867	244,658
2.01.03	Tax Liabilities	172,604	180,794
2.01.03.01	Federal Tax Liabilities	168,548	175,264
2.01.03.01.01	Income Tax and Social Contribution Payable	37,812	0
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	55,743	57,052
2.01.03.01.03	INSS (social security contribution) Payable	25,621	25,630
2.01.03.01.04	Installment Program - Law 10684/03	37,054	36,716
2.01.03.01.20	Other Federal Taxes	12,318	55,866
2.01.03.03	Municipal Taxes Liabilities	4,056	5,530
2.01.04	Loans and Financing	998,501	1,629,184
2.01.04.01	Loans and Financing	787,969	825,265
2.01.04.01.01	In Domestic Currency	582,380	635,888
2.01.04.01.02	In Foreign Currency	205,589	189,377
2.01.04.02	Debentures	210,532	803,919
2.01.05	Other Liabilities	793,845	893,938
2.01.05.01	Liabilities with Related Parties	20,681	12,062
2.01.05.01.03	Debts with Controlling Shareholders	20,681	12,062
2.01.05.02	Other	773,164	881,876
2.01.05.02.01	Dividends and Interest on Equity Payable	247,486	247,486
2.01.05.02.04	Accounts Payable	307,110	383,116
2.01.05.02.05	Refundable Amounts	48,507	50,300
2.01.05.02.06	Program Contract Commitments	54,585	62,287
2.01.05.02.07	Private Public Partnership	6,604	12,693
2.01.05.02.08	Agreement with São Paulo Municipal Government	59,141	62,228
2.01.05.02.09	Indemnities	4,751	5,310
2.01.05.02.20	Other Payables	44,980	58,456
2.01.06	Provisions	926,304	764,070
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	127,810	117,556
2.01.06.01.01	Tax Provisions	5,596	5,859
2.01.06.01.02	Social Security and Labor Provisions	94,928	86,821
2.01.06.01.04	Civil Provisions	27,286	24,876
2.01.06.02	Other Provisions	798,494	646,514
2.01.06.02.03	Provisions for Environmental and Decommission Liabilities	71,266	12,014
2.01.06.02.04	Provisions for Customers	273,831	244,817
2.01.06.02.05	Provisions for Suppliers	453,397	389,683
2.02	Non-current Liabilities	10,777,470	10,516,514
2.02.01	Loans and Financing	7,118,350	6,794,148
2.02.01.01	Loans and Financing	4,482,983	4,725,684
2.02.01.01.01	In Domestic Currency	1,796,796	1,861,640
2.02.01.01.02	In Foreign Currency	2,686,187	2,864,044

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Parent Company Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2.02.01.02	Debentures	2,635,367	2,068,464
2.02.02	Other Payables	2,921,290	2,914,607
2.02.02.02	Other	2,921,290	2,914,607
2.02.02.02.03	Other Taxes and Contributions Payable	9,271	18,363
2.02.02.02.04	Pension Plan Liabilities	2,073,557	2,050,697
2.02.02.02.05	Program Contract Commitments	130,291	130,978
2.02.02.02.06	Private Public Partnership – PPP	420,259	416,105
2.02.02.02.07	Indemnities	42,526	43,707
2.02.02.02.08	TAC – Retirees	15,861	30,171
2.02.02.02.09	Deferred COFINS and PASEP	117,328	114,106
2.02.02.02.20	Other Payables	112,197	110,480
2.02.04	Provisions	737,830	807,759
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	288,681	293,794
2.02.04.01.01	Tax Provisions	69,003	70,589
2.02.04.01.02	Social Security and Labor Provisions	74,760	69,715
2.02.04.01.04	Civil Provisions	144,918	153,490
2.02.04.02	Other Provisions	449,149	513,965
2.02.04.02.03	Provisions for Environmental and Decommission Liabilities	66,854	109,165
2.02.04.02.04	Provisions for Customers	353,295	373,716
2.02.04.02.05	Provisions for Suppliers	29,000	31,084
2.03	Shareholders’ Equity	11,037,809	10,545,896
2.03.01	Paid-Up Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Support to Projects	108,475	108,475
2.03.02.08	Incentive Reserves	15,780	15,780
2.03.04	Profit Reserve	4,217,953	4,217,953
2.03.04.01	Legal Reserve	521,219	521,219
2.03.04.08	Additional Dividend Proposed	288,143	288,143
2.03.04.10	Reserve for Investments	3,408,591	3,408,591
2.03.05	Retained Earnings/Accumulated Losses	491,913	0

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Parent Company Financial Statements / Statement of Income

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 03/31/2012	YTD Previous Year 01/01/2011 to 03/31/2011
3.01	Gross Revenue from Sales and/or Services	2,577,682	2,294,623
3.02	Cost of Sales and/or Services	-1,496,439	-1,367,777
3.02.01	Cost of Sales and/or Services	-957,057	-928,362
3.02.02	Construction Cost	-539,382	-439,415
3.03	Gross Profit	1,081,243	926,846
3.04	Operating Income/Expenses	-371,065	-497,485
3.04.01	Selling Expenses	-170,777	-178,222
3.04.02	General and Administrative Expenses	-206,991	-321,482
3.04.04	Other Operating Expenses	10,607	5,254
3.04.04.01	Other Operating Income	11,906	5,789
3.04.04.02	COFINS and PASEP	-1,299	-535
3.04.05	Other Operating Expenses	-2,144	-2,069
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-939	-642
3.04.05.03	Tax Incentives	-1,189	-1,350
3.04.05.05	Other	-16	-77
3.04.06	Equity in the Earnings of Subsidiaries	-1,760	-966
3.05	Income Before Financial Result and Taxes	710,178	429,361
3.06	Financial Result	45,010	-50,634
3.06.01	Financial Income	87,358	91,027
3.06.01.01	Financial Income	87,607	95,945
3.06.01.02	Foreign Exchange Gains	-249	-4,918
3.06.02	Financial Expenses	-42,348	-141,661
3.06.02.01	Financial Expenses	-201,560	-210,758
3.06.02.02	Foreign Exchange Losses	159,212	69,097
3.07	Earnings Before Income Tax	755,188	378,727
3.08	Income Tax and Social Contribution	-263,275	-195,934
3.08.01	Current	-263,995	-209,314
3.08.02	Deferred	720	13,380
3.09	Net Income from Continued Operations	491,913	182,793
3.11	Net Income/Loss for the Period	491,913	182,793
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Shares	2.15907	0.80230
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Shares	2.15907	0.80230

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Parent Company Financial Statements / Statement of Comprehensive Income

Justification for not filing out the chart:

The Company does not record statement of comprehensive income.

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 03/31/2012	YTD Previous Year 01/01/2011 to 03/31/2011
6.01	Net Cash from Operating Activities	419,920	514,010
6.01.01	Cash Generated from Operations	1,135,308	1,116,774
6.01.01.01	Net Income Before Income Tax and Social Contribution	755,188	378,727
6.01.01.02	Provision for Contingencies	126,349	44,750
6.01.01.05	Loss on Sale of Intangible and Fixed Assets	940	642
6.01.01.06	Depreciation and Amortization	186,495	228,093
6.01.01.07	Interest on Loans and Financing Payable	105,520	141,298
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	-150,699	-35,206
6.01.01.09	Interest and Foreign Exchange Losses	479	817
6.01.01.10	Interest and Foreign Exchange Gains	-2,144	-4,675
6.01.01.11	Allowance for Doubtful Accounts	97,608	83,283
6.01.01.12	Provision for Consent Decree (TAC)	8,878	11,220
6.01.01.13	Equity in the Earnings of Subsidiaries	1,760	966
6.01.01.14	Provision for Sabesprev Mais	-2,771	0
6.01.01.15	Other Provisions/Reversals	3,050	4,758
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-9,227	74,111
6.01.01.17	Fair Value Margin over Intangible Assets Resulting from Concession Contracts	-11,475	-10,759
6.01.01.18	Pension Plan Liabilities	25,357	198,749
6.01.02	Assets and Liabilities Variations	-362,775	-339,747
6.01.02.01	Trade Accounts Receivable	-120,950	-88,974
6.01.02.02	Balances and Transactions with Related Parties	17,715	12,455
6.01.02.03	Inventories	2,799	1,329
6.01.02.04	Recoverable Taxes	-51,066	-95,878
6.01.02.05	Other Accounts Receivable	-23,397	-193,598
6.01.02.06	Judicial Deposits	1,475	13,379
6.01.02.08	Contractors and Suppliers	-84,426	11,225
6.01.02.09	Payroll, Provisions and Social Contribution	33,832	-6,990
6.01.02.10	Pension Plan Liabilities	-2,497	-3,534
6.01.02.11	Taxes and Contributions Payable	-17,761	33,937
6.01.02.12	Services Received	-76,006	59,827
6.01.02.13	Other Liabilities	-14,007	-50,118
6.01.02.14	Contingencies	-31,708	-33,458
6.01.02.15	Taxes on Revenues	3,222	651
6.01.03	Other	-352,613	-263,017
6.01.03.01	Interest Paid	-203,776	-200,712
6.01.03.02	Income Tax and Social Contribution Paid	-148,837	-62,305
6.02	Net Cash from Investing Activities	-397,509	-348,523
6.02.01	Acquisition of Fixed Assets	-7,084	-3,671
6.02.02	Increase in Intangible Assets	-405,222	-344,449
6.02.03	Increase in Investment	66	-10,604
6.02.04	Restricted Cash	14,731	10,201
6.03	Net Cash from Financing Activities	-153,118	243,581
6.03.01	Funding	810,284	976,132
6.03.02	Amortization of Loans	-963,402	-732,551

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 03/31/2012	YTD Previous Year 01/01/2011 to 03/31/2011
6.05	Increase (Decrease) in Cash and Cash Equivalents	-130,707	409,068
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,142,079	1,988,004
6.05.02	Cash and Cash Equivalents at the End of the Period	2,011,372	2,397,072

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Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2012 to 03/31/2012

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896
5.03	Adjusted Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896
5.05	Total Comprehensive Income	0	0	0	491,913	0	491,913
5.05.01	Net income for the Period	0	0	0	491,913	0	491,913
5.07	Closing Balances	6,203,688	124,255	4,217,953	491,913	0	11,037,809

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Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2011 to 03/31/2011

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800
5.05	Total Comprehensive Income	0	0	0	182,793	0	182,793
5.05.01	Net income for the Period	0	0	0	182,793	0	182,793
5.07	Closing Balances	6,203,688	124,255	3,353,857	182,793	0	9,864,593

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Parent Company Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 03/31/2012	YTD Previous Year 01/01/2011 to 03/31/2011
7.01	Revenue	2,713,407	2,412,656
7.01.01	Sales of Merchandise, Products and Services	2,189,407	1,989,830
7.01.02	Other Revenue	11,906	5,790
7.01.03	Revenue from the Construction of Own Assets	550,856	450,173
7.01.04	Allowance for/Reversal of Doubtful Accounts	-38,762	-33,137
7.02	Inputs Acquired from Third Parties	-1,100,855	-921,270
7.02.01	Costs of Products, Goods and Services Sold	-908,439	-764,346
7.02.02	Materials, Energy, Outsourced Services and Other	-190,272	-154,855
7.02.04	Other	-2,144	-2,069
7.03	Gross Value Added	1,612,552	1,491,386
7.04	Retentions	-186,695	-228,374
7.04.01	Depreciation, Amortization and Depletion	-186,695	-228,374
7.05	Net Value Added Produced	1.425,857	1,263,012
7.06	Value Added Received in Transfer	85,598	90,061
7.06.01	Equity in the Earnings of Subsidiaries	-1,760	-966
7.06.02	Financial Income	87,358	91,027
7.07	Total Value Added to Distribute	1,511,455	1,353,073
7.08	Value Added Distribution	1,511,455	1,353,073
7.08.01	Personnel	365,420	520,825
7.08.01.01	Direct Compensation	243,505	230,385
7.08.01.02	Benefits	98,270	265,273
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	23,645	25,167
7.08.02	Taxes and Contributions	536,927	436,515
7.08.02.01	Federal	499,721	408,278
7.08.02.02	State	13,007	10,379
7.08.02.03	Municipal	24,199	17,858
7.08.03	Value Distributed to Providers of Capital	117,195	212,940
7.08.03.01	Interest	101,168	204,733
7.08.03.02	Rental	16,027	8,207
7.08.04	Value Distributed to Shareholders	491,913	182,793
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	491,913	182,793

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Consolidated Financial Statements / Balance Sheet - Assets

(R$ thousand)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
1	Total Assets	25,392,325	25,214,984
1.01	Current Assets	3,547,971	3,725,833
1.01.01	Cash and Cash Equivalents	2,019,264	2,149,989
1.01.03	Accounts Receivable	1,284,556	1,257,992
1.01.03.01	Customers	1,107,901	1,072,659
1.01.03.02	Other Accounts Receivable	176,655	185,333
1.01.03.02.01	Balances with Related Parties	176,655	185,333
1.01.04	Inventories	41,655	44,611
1.01.06	Recoverable Taxes	54,088	118,116
1.01.06.01	Current Recoverable Taxes	54,088	118,116
1.01.08	Other Current Assets	148,408	155,125
1.01.08.03	Other	148,408	155,125
1.01.08.03.01	Restricted Cash	84,998	99,729
1.01.08.03.20	Other Accounts Receivable	63,410	55,396
1.02	Noncurrent Assets	21,844,354	21,489,151
1.02.01	Long-Term Assets	921,690	938,421
1.02.01.03	Accounts Receivable	322,850	333,713
1.02.01.03.01	Customers	322,850	333,713
1.02.01.06	Deferred Taxes	181,686	179,463
1.02.01.06.01	Deferred Income Tax and Social Contribution	181,686	179,463
1.02.01.08	Credit with Related Parties	162,317	170,288
1.02.01.08.03	Credit with Controlling Shareholders	162,317	170,288
1.02.01.09	Other Noncurrent Assets	254,837	254,957
1.02.01.09.03	Indemnifications Receivable	60,295	60,295
1.02.01.09.04	Judicial Deposits	50,445	54,178
1.02.01.09.05	ANA – National Water Agency	102,891	100,551
1.02.01.09.20	Other Accounts Receivable	41,206	39,933
1.02.02	Investments	52,585	52,585
1.02.02.02	Investment Properties	52,585	52,585
1.02.03	Property, Plant and Equipment	370,174	356,468
1.02.04	Intangible Assets	20,499,905	20,141,677
1.02.04.01	Intangible Assets	20,499,905	20,141,677
1.02.04.01.01	Concession Contracts	12,268,683	12,094,633
1.02.04.01.02	Program Contracts	1,588,194	1,505,766
1.02.04.01.03	Service Contracts	6,626,652	6,522,475
1.02.04.01.04	Software License	644	2,326
1.02.04.01.05	New Business	15,732	16,477

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Consolidated Financial Statements / Balance Sheet - Liabilities

(R$ thousand)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2	Total Liabilities	25,392,325	25,214,984
2.01	Current Liabilities	3,388,392	3,968,668
2.01.01	Labor and Pension Plan Liabilities	286,664	243,876
2.01.01.01	Pension Plan Liabilities	23,395	31,927
2.01.01.02	Labor Liabilities	263,269	211,949
2.01.02	Suppliers	207,118	255,557
2.01.02.01	Domestic Suppliers	207,118	255,557
2.01.03	Tax Liabilities	172,772	181,122
2.01.03.01	Federal Tax Liabilities	168,662	175,378
2.01.03.01.01	Income Tax and Social Contribution Payable	37,881	0
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	55,758	57,073
2.01.03.01.03	INSS (social security contribution) Payable	25,627	25,645
2.01.03.01.04	Installment Program - Law 10684/03	37,054	36,716
2.01.03.01.20	Other Federal Taxes	12,342	55,944
2.01.03.02	State Tax Liabilities	13	4
2.01.03.03	Municipal Tax Liabilities	4,097	5,740
2.01.04	Loans and Financing	999,570	1,630,010
2.01.04.01	Loans and Financing	789,038	826,091
2.01.04.01.01	In Domestic Currency	583,449	636,714
2.01.04.01.02	In Foreign Currency	205,589	189,377
2.01.04.02	Debentures	210,532	803,919
2.01.05	Other Payables	795,964	894,033
2.01.05.01	Liabilities with Related Parties	20,681	12,062
2.01.05.01.03	Debts with Controlling Shareholders	20,681	12,062
2.01.05.02	Other	775,283	881,971
2.01.05.02.01	Dividends and Interest on Equity Payable	247,486	247,486
2.01.05.02.04	Services	307,110	383,116
2.01.05.02.05	Refundable Amounts	48,507	50,300
2.01.05.02.06	Program Contract Commitments	54,585	62,287
2.01.05.02.07	Private Public Partnership – PPP	6,604	12,693
2.01.05.02.08	Agreement with São Paulo Municipal Government	59,141	62,228
2.01.05.02.09	Indemnities	4,751	5,310
2.01.05.02.20	Other Payables	47,099	58,551
2.01.06	Provisions	926,304	764,070
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	127,810	117,556
2.01.06.01.01	Tax Provisions	5,596	5,859
2.01.06.01.02	Social Security and Labor Provisions	94,928	86,821
2.01.06.01.04	Civil Provisions	27,286	24,876
2.01.06.02	Other Provisions	798,494	646,514
2.01.06.02.03	Provisions for Environmental and Decommission Liabilities	71,266	12,014
2.01.06.02.04	Provisions for Customers	273,831	244,817
2.01.06.02.05	Provisions for Suppliers	453,397	389,683
2.02	Noncurrent Liabilities	10,966,124	10,700,420
2.02.01	Loans and Financing	7,295,715	6,966,285
2.02.01.01	Loans and Financing	4,500,249	4,737,722
2.02.01.01.01	In Domestic Currency	1,814,062	1,873,678

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Consolidated Financial Statements / Balance Sheet - Liabilities

(R$ thousand)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2.02.01.01.02	In Foreign Currency	2,686,187	2,864,044
2.02.01.02	Debentures	2,795,466	2,228,563
2.02.02	Other Payables	2,932,579	2,926,376
2.02.02.02	Other	2,932,579	2,926,376
2.02.02.02.03	Other Taxes and Contributions Payable	9,271	18,363
2.02.02.02.04	Pension Plan Liabilities	2,073,557	2,050,697
2.02.02.02.05	Program Contract Commitments	130,291	130,978
2.02.02.02.06	Private Public Partnership – PPP	420,259	416,105
2.02.02.02.07	Indemnities	42,526	43,707
2.02.02.02.08	TAC – Retirees	15,861	30,171
2.02.02.02.09	Deferred COFINS and PASEP	118,719	114,957
2.02.02.02.20	Other Payables	122,095	121,398
2.02.04	Provisions	737,830	807,759
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	288,681	293,794
2.02.04.01.01	Tax Provisions	69,003	70,589
2.02.04.01.02	Social Security and Labor Provisions	74,760	69,715
2.02.04.01.04	Civil Provisions	144,918	153,490
2.02.04.02	Other Provisions	449,149	513,965
2.02.04.02.03	Provision for Environmental and Decommission Liabilities	66,854	109,165
2.02.04.02.04	Provisions for Customers	353,295	373,716
2.02.04.02.05	Provisions for Suppliers	29,000	31,084
2.03	Consolidated Shareholders’ Equity	11,037,809	10,545,896
2.03.01	Paid-Up Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Support to Projects	108,475	108,475
2.03.02.08	Incentive Reserve	15,780	15,780
2.03.04	Profit Reserves	4,217,953	4,217,953
2.03.04.01	Legal Reserve	521,219	521,219
2.03.04.08	Additional Dividend Proposed	288,143	288,143
2.03.04.10	Reserve for Investments	3,408,591	3,408,591
2.03.05	Retained Earnings/Accumulated Losses	491,913	0

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Consolidated Financial Statements / Statement of Income

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 03/31/2012	YTD Previous Year 01/01/2011 to 03/31/2011
3.01	Revenue from Sales and/or Services	2,588,397	2,295,690
3.02	Cost of Goods and/or Services Sold	-1,505,454	-1,368,424
3.02.01	Cost of Goods and/or Services Sold	-959,710	-928,995
3.02.02	Construction Cost	-545,744	-439,429
3.03	Gross Profit	1,082,943	927,266
3.04	Operating Expenses/Income	-372,379	-497,887
3.04.01	Selling Expenses	-171,076	-178,249
3.04.02	General and Administrative Expenses	-209,792	-322,851
3.04.04	Other Operating Income	10,633	5,282
3.04.04.01	Other Operating Income	11,932	5,817
3.04.04.02	COFINS and PASEP	-1,299	-535
3.04.05	Other Operating Expenses	-2,144	-2,069
3.04.05.01	Loss on Write-off of Property, Plant and Equipment	-939	-642
3.04.05.03	Tax Incentive	-1,189	-1,350
3.04.05.05	Other	-16	-77
3.05	Earnings Before Financial Result and Taxes	710,564	429,379
3.06	Financial Result	42,912	-50,690
3.06.01	Financial Income	87,586	91,063
3.06.01.01	Financial Income	87,826	95,981
3.06.01.02	Foreign Exchange Gains	-240	-4,918
3.06.02	Financial Expenses	-44,674	-141,753
3.06.02.01	Financial Expenses	-203,886	-210,850
3.06.02.02	Foreign Exchange Losses	159,212	69,097
3.07	Earnings Before Income Taxes	753,476	378,689
3.08	Income Tax and Social Contribution	-261,563	-195,896
3.08.01	Current	-263,136	-209,314
3.08.02	Deferred	1,573	13,418
3.09	Net Income from Continued Operations	491,913	182,793
3.11	Consolidated Net Income/Loss for the Period	491,913	182,793
3.11.01	Attributed to Parent Company Partners	491,913	182,793
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Shares	2.15907	0.80230
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Shares	2.15907	0.80230

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Consolidated Financial Statements / Statement of Comprehensive Income

Justification for not filing out the chart:

The Company does not record statement of comprehensive income.

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 03/31/2012	YTD Previous Year 01/01/2011 to 03/31/2011
6.01	Net Cash from Operating Activities	427,771	513,276
6.01.01	Cash Generated from Operations	1,131,360	1,115,687
6.01.01.01	Net Income Before Income Tax and Social Contribution	753,476	378,689
6.01.01.02	Provision for Contingencies	126,349	44,750
6.01.01.05	Loss on Sale of Intangible and Fixed Assets	940	642
6.01.01.06	Depreciation and Amortization	186,574	228,100
6.01.01.07	Interest on Loans and Financing Payable	105,520	141,223
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	-150,699	-35,206
6.01.01.09	Interest and Foreign Exchange Losses	479	824
6.01.01.10	Interest and Foreign Exchange Gains	-2,144	-4,697
6.01.01.11	Allowance for Doubtful Accounts	97,608	83,283
6.01.01.12	Provision for Consent Decree (TAC)	8,878	11,220
6.01.01.14	Provision for Sabesprev Mais	-2,771	0
6.01.01.15	Other Provisions/Reversals	3,050	4,758
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-9,227	74,111
6.01.01.17	Fair Value Margin over Intangible Assets Resulting from Concession Contracts	-12,030	-10,759
6.01.01.18	Pension Plan Liabilities	25,357	198,749
6.01.02	Assets and Liabilities Variations	-350,976	-339,394
6.01.02.01	Trade Accounts Receivable	-120,987	-89,180
6.01.02.02	Balances and Transactions with Related Parties	17,715	12,455
6.01.02.03	Inventories	2,810	1,325
6.01.02.04	Recoverable Taxes	-51,130	-96,034
6.01.02.05	Other Accounts Receivable	-14,531	-193,753
6.01.02.06	Judicial Deposits	1,475	13,379
6.01.02.08	Contractors and Suppliers	-83,074	11,682
6.01.02.09	Salaries, Provisions and Social Contributions	33,910	-6,789
6.01.02.10	Pension Plan Liabilities	-2,497	-3,534
6.01.02.11	Taxes and Contributions Payable	-17,712	33,842
6.01.02.12	Other Suppliers	-76,006	59,827
6.01.02.13	Other Liabilities	-13,003	-49,807
6.01.02.14	Contingencies	-31,708	-33,458
6.01.02.15	Taxes on Revenue	3,762	651
6.01.03	Other	-352,613	-263,017
6.01.03.01	Interest Paid	-203,776	-200,712
6.01.03.02	Income Tax and Contributions Paid	-148,837	-62,305
6.02	Net Cash from Investing Activities	-410,849	-351,214
6.02.01	Acquisition of Fixed Assets Items	-19,058	-14,898
6.02.02	Increase in Intangible Assets	-406,522	-346,517
6.02.04	Restricted Cash	14,731	10,201
6.03	Net Cash from Financing Activities	-147,647	248,603
6.03.01	Funding	815,755	983,579
6.03.02	Amortizations of Loans	-963,402	-734,976
6.05	Increase (Decrease) of Cash and Cash Equivalents	-130,725	410,665

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 03/31/2012	YTD Previous Year 01/01/2011 to 03/31/2011
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,149,989	1,989,179
6.05.02	Cash and Cash Equivalents at the End of the Period	2,019,264	2,399,844

Accumulated Current Year

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Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2012 to 03/31/2012

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896	0	10,545,896
5.03	Adjusted Opening Balances	6,203,688	124,255	4,217,953	0	0	10,545,896	0	10,545,896
5.05	Total Comprehensive Income	0	0	0	491,913	0	491,913	0	491,913
5.05.01	Net income for the Period	0	0	0	491,913	0	491,913	0	491,913
5.07	Closing Balances	6,203,688	124,255	4,217,953	491,913	0	11,037,809	0	11,037,809

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Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2011 to 03/31/2011

(R$ thousand)

Code	Description	Capital Paid	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Shareholders’ Equity	Non-Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.03	Adjusted Opening Balances	6,203,688	124,255	3,353,857	0	0	9,681,800	0	9,681,800
5.05	Total Comprehensive Income	0	0	0	182,793	0	182,793	0	182,793
5.05.01	Net income for the Period	0	0	0	182,793	0	182,793	0	182,793
5.07	Closing Balances	6,203,688	124,255	3,353,857	182,793	0	9,864,593	0	9,864,593

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Consolidated Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 01/01/2012 to 03/31/2012	YTD Previous Year 01/01/2011 to 03/31/2011
7.01	Revenue	2,724,704	2,413,743
7.01.01	Sale of Goods, Products and Services	2,193,878	1,990,874
7.01.02	Other Revenue	11,932	5,818
7.01.03	Revenue from the Construction of Own Assets	557,774	450,188
7.01.04	Provision for/Reversal of Allowance for Doubtful Accounts	-38,880	-33,137
7.02	Inputs Acquired from Third Parties	-1,110,382	-922,323
7.02.01	Costs of Goods, Products and Services Sold	-916,613	-764,825
7.02.02	Materials, Energy, Outsourced Services and Others	-191,625	-155,429
7.02.04	Other	-2,144	-2,069
7.03	Gross Value Added	1,614,322	1,491,420
7.04	Retentions	-186,775	-228,381
7.04.01	Depreciation, Amortization and Depletion	-186,775	-228,381
7.05	Net Value Added Produced	1,427,547	1,263,039
7.06	Value Added Received in Transfer	87,586	91,063
7.06.02	Financial Income	87,586	91,063
7.07	Total Value Added to Distribute	1,515,133	1,354,102
7.08	Distribution of Value Added	1,515,133	1,354,102
7.08.01	Personnel	367,130	521,543
7.08.01.01	Direct Compensation	244,840	231,016
7.08.01.02	Benefits	98,555	265,320
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	23,735	25,207
7.08.02	Taxes and Contributions	536,359	436,653
7.08.02.01	Federal	499,008	408,394
7.08.02.02	State	13,011	10,390
7.08.02.03	Municipal	24,340	17,869
7.08.03	Value Distributed to Providers of Capital	119,731	213,113
7.08.03.01	Interest	103,494	204,825
7.08.03.02	Rental	16,237	8,288
7.08.04	Value Distributed to Shareholders	491,913	182,793
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	491,913	182,793

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Comments on the Company’s Performance

1.Financial highlights

				R$ million
	1Q11	1Q12	Var. (R$)%
(+) Gross operating revenue	1,989.8	2,189.4	199.6	10.0
(+) Construction revenue	450.2	550.9	100.7	22.4
(-) COFINS and PASEP taxes	145.4	162.6	17.2	11.8
(=) Net operating revenue	2,294.6	2,577.7	283.1	12.3
(-) Costs and expenses	1,428.1	1,334.8	(93.3)	(6.5)
(-) Construction costs	439.4	539.4	100.0	22.8
(+) Equity Results	(0.9)	(1.8)	(0.9)	-
(=) Earnings before financial expenses (EBIT*)	426.2	701.7	275.5	64.6
(+) Depreciation and amortization	228.1	186.5	(41.6)	(18.2)
(=) EBITDA**	654.3	888.2	233.9	35.7
(%) EBITDA margin	28.5	34.5
Net income	182.8	491.9	309.1	169.1
Earnings per share (R$)	0.80	2.16

(*) Earnings before interest and taxes

(**) Earnings before interest, taxes, depreciation and amortization

In 1Q12, net operating revenue reached R$ 2.6 billion, a 12.3% growth compared to 1Q11. Costs and expenses, including construction costs, in the amount of R$ 1.9 billion grew 0.4% over 1Q11. EBIT grew 64.6%, from R$ 426.2 million in 1Q11 to R$ 701.7 million in 1Q12. EBITDA increased 35.7%, from R$ 654.3 million in 1Q11 to R$ 888.2 million in 1Q12. The EBITDA margin was 34.5% in 1Q12 in comparison to 28.5% in the same period of the previous year. Excluding construction revenues and construction costs, the EBITDA margin was 43.3% in 1Q12 (34.9% in 1Q11).

2.Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 2.0 billion in 1Q11 to R$ 2.2 billion in 1Q12, an increase of R$ 199.6 million or 10.0%. The main factors that led to this variation were: the increase of 3.0% in total billed volume, out of which 2.6% in water and 3.5% in sewage, and the tariff adjustment of 6.83% as of September 2011.

3.Construction revenue

In 1Q12, construction revenue grew from R$ 450.2 million to R$ 550.9 million, an increase of R$ 100.7 million or 22.4%, comparing to 1Q11. This variation was mainly due to higher investments in the period.

4.Billed volume

The following tables show the billed water and sewage volume per customer category and region in 1Q11 and 1Q12.

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Comments on the Company’s Performance

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q11	1Q12%		1Q11	1Q12%		1Q11	1Q12%
Residential	373.4	384.6	3.0	303.6	315.2	3.8	677.0	699.8	3.4
Commercial	41.3	42.9	3.9	38.3	39.7	3.7	79.6	82.6	3.8
Industrial	9.4	9.6	2.1	9.9	10.4	5.1	19.3	20.0	3.6
Public	12.2	13.2	8.2	9.5	10.1	6.3	21.7	23.3	7.4
Total retail	436.3	450.3	3.2	361.3	375.4	3.9	797.6	825.7	3.5
Wholesale	74.1	73.3	(1.1)	7.5	6.4	(14.7)	81.6	79.7	-2.3
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	510.5	523.7	2.6	368.8	381.8	3.5	879.3	905.5	3.0

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
		Water			Sewage		Water + Sewage
Region	1Q11	1Q12%		1Q11	1Q12%		1Q11	1Q12%
Metropolitan	285.3	293.2	2.8	241.3	248.3	2.9	526.6	541.5	2.8
Regional (2)	151.0	157.1	4.0	120.0	127.1	5.9	271.0	284.2	4.9
Total retail	436.3	450.3	3.2	361.3	375.4	3.9	797.6	825.7	3.5
Wholesale	74.1	73.3	(1.1)	7.5	6.4	(14.7)	81.6	79.7	-2.3
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	510.5	523.7	2.6	368.8	381.8	3.5	879.3	905.5	3.0

(1)Unaudited

(2) Including coastal and countryside

5.Costs, administrative, selling and construction expenses

In 1Q12, costs of products and services, administrative, selling and construction expenses grew 0.4% (R$ 6.7 million). As a percentage of net revenue, cost and expenses moved from 81.4% in 1Q11 to 72.7% in 1Q12.

R$ million
	1Q11	1Q12	Chg. (R$)%
Payroll and benefits	556.5	406.3	(150.2)	(27.0)
Supplies	37.2	40.5	3.3	8.9
Treatment supplies	45.6	44.6	(1.0)	(2.2)
Services	231.4	265.0	33.6	14.5
Electric power	141.3	150.3	9.0	6.4
General expenses	127.5	167.8	40.3	31.6
Tax expenses	27.4	35.0	7.6	27.7
Sub-total	1,166.9	1,109.5	(57.4)	(4.9)
Depreciation and amortization	228.1	186.5	(41.6)	(18.2)
Credit write-offs	33.1	38.8	5.7	17.2
Sub-total	1,428.1	1,334.8	(93.3)	(6.5)
Construction costs	439.4	539.4	100.0	22.8
Costs, administrative, selling and construction expenses	1,867.5	1,874.2	6.7	0.4
% over net revenue	81.4	72.7

5.1. Payroll and benefits

In 1Q12 payroll and benefits dropped R$ 150.2 million or 27.0%, from R$ 556.5 million to R$ 406.3 million, due to the following:

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Comments on the Company’s Performance

•      Complementation of the actuarial liability totaling R$ 157.5 million, referring to the actuarial calculation made in 1Q11 related to G0 Plan; non-recurring for the next quarters; and

•      Drop of R$ 13.6 million referring to actuarial liability of the G0 Plan. Since April of 2011, these expenses have been recognized net of the payment of the undisputed party (benefits of Law 4819/58).

The above mentioned decreases were offset by the 8% increase in wages since May 2011, with an impact of approximately R$ 23.6 million.

5.2. Supplies

In 1Q12, expenses with supplies increased by R$ 3.3 million or 8.9%, when compared to the same period of the previous year, from R$ 37.2 million to R$ 40.5 million. The main factors for this variation were: (i) expenses with water and sewage systems maintenance, in the amount of R$ 0.9 million; (ii) expenses with water and sewage connections, in the amount of R$ 0.7 million, due to the increase and regulation in the execution of the Global Sourcing; (iii) data processing materials for new water meter reading and bill issuing equipment in the metropolitan region in the amount of R$0.4 million; and (iv) maintenance of equipment installed in the strategic maintenance unit in the amount of R$0.6 million.

5.3. Treatment supplies

Treatment supplies expenses in 1Q12 were R$ 1.0 million or 2.3% lower than in 1Q11, from R$ 45.6 million to R$ 44.6 million.

5.4. Services

In 1Q12 this item increased R$ 33.6 million or 14.5%, from R$ 231.4 million to R$ 265.0 million. The main factors were:

•      Paving services and replacement of sidewalks and water and sewage network maintenance in the amount of R$ 14.1 million, due to the intensification of the fight against water losses;

•      Advertising campaigns focused on social and environmental initiatives broadcast on the radio and TV such as Planeta Sustentável and Projeto Verão, totaling R$ 9.1 million;

•      Increase of R$7.5 million related to the fleet renewal program, though leasing; and

•      Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 6.4 million as expected for the second year of the contract and start-up in September 2011, increasing the water production capacity from 10m3/s to 15m3/s.

5.5. Electric power

In 1Q12, this item increased R$ 9.0 million, or 6.4%, from R$ 141.3 million to R$ 150.3 million, associated to the increase in consumption, the average tariff and the billed volume, due to the increase in production/treatment and the increase of operational stations.

5.6. General expenses

In 1Q12 general expenses increased R$ 40.3 million or 31.6%, from R$ 127.5 million to R$ 167.8 million, due to:

•      Increase in provision for legal contingencies in relation to 1Q11, amounting to R$ 36.2 million; and

•      Increase of R$6.0 million in the provision for the municipal fund pursuant to the Service Agreement with the municipal government of São Paulo, due to higher revenue from the municipal government of São Paulo.

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Comments on the Company’s Performance

5.7. Depreciation and amortization

This item decreased R$ 41.6 million or 18.2%, from R$ 228.1 million to R$ 186.5 million, due to the amortization term adjustment between the asset’s useful life and the contract effectiveness, whichever is the shortest one, and the increased transfer of works in progress to operation in 2011. The main adjustment refers to the amortization of intangible assets related to the Service Agreement with the municipal government of São Paulo, non-recurring for the coming quarters.

5.8. Credit write-offs

In 1Q12 credit write-offs increased R$ 5.7 million or 17.2%, from R$ 33.1 million to R$ 38.8 million, mainly due to higher provisions of debits related to public entities.

5.9. Tax expenses

In 1Q12 tax expenses grew R$ 7.6 million or 27.7%, due to the payment of the Municipal Real Estate Tax – IPTU, mainly in the São Paulo municipality, in the amount of R$ 5.7 million.

6.Other operating revenues and expenses

6.1. Other operating revenues

Other operating revenues increased R$ 6.1 million or 105.2% in 1Q12, chiefly due to the recognition, on an accrual basis, of part of the funds received from the São Paulo state government for adhesion to the agreement of Alienation of Exclusivity Rights for deposits of Sabesp’s employees' payments  from March 2007 to March 2014 with Nossa Caixa and Banco do Brasil and revenue from contractual fines with suppliers.

7.Financial revenues and expenses

R$ million
	1Q11	1Q12	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	120.1	82.2	(37.9)	(31.6)
Interest and charges on international loans and financing	19.3	20.0	0.7	3.6
Interest rate over lawsuit	28.8	52.5	23.7	82.3
Other financial expenses	8.3	15.8	7.5	90.4
Total financial expenses	176.5	170.5	(6.0)	(3.4)
Financial revenues	78.8	75.8	(3.0)	(3.8)
Financial expenses net of revenues	97.7	94.7	(3.0)	(3.1)

7.1. Financial expenses

In 1Q12 financial expenses dropped R$ 6.0 million, or 3.4%.The main factors that influenced this result were:

•      Decrease in interest by R$ 37.9 million on domestic loans and financing, mainly due to the amortization of the 8th and 9th debenture in June and October 2011, respectively; and

•         Higher financial expenses arising from higher incidence of interest related to lawsuits against suppliers in the amount of R$23.7 million.

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Comments on the Company’s Performance

7.2. Financial revenues

Financial revenues decreased by R$ 3.0 million, due to the gradual reduction of the market interest rates obtained in financial investments.

8.Monetary variation on assets and liabilities

R$ million
	1Q11	1Q12	Var.	%
Monetary variation on loans and financing	19.8	8.5	(11.3)	(57.1)
Currency exchange variation on loans and financing	(69.1)	(159.2)	(90.1)	130.4
Other monetary/exchange rate variations	14.5	22.5	8.0	55.2
Variation on Liabilities	(34.8)	(128.2)	(93.4)	268.4
Variation on assets	12.2	11.5	(0.7)	(5.7)
Net Variation	(47.0)	(139.7)	(92.7)	197.2

8.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 1Q12 was R$ 93.4 million lower than in 1Q11, due to:

•      Reduction of R$90.1 million arising from the 9.05% depreciation of the yen (reference currency in JICA agreements) in 1Q12 versus a 4.34% depreciation in 1Q11;

•      Decline of R$11.3 million resulting from the 0.62% variation in the IGPM (the debentures’ index) in 1Q12, versus a 2.43% variation in 1Q11;

•      Increase in the amount of other financial expenses relating to lawsuits in the amount of R$6.1 million; and

•      Monetary restatements of the commitments arising from program agreements, totaling R$ 1.4 million.

9.Operating indicators

In 1Q12, water loss remained practically stable, with a slight 1% variation over December 2011, 1.9% below March 2011 index.

Operating indicators*	1Q11	1Q12%
Water connections (1)	7,332	7,526	2.6
Sewage connections (1)	5,758	5,965	3.6
Population directly served - water (2)	23.7	24.0	1.3
Population directly served - sewage (2)	20.1	20.6	2.5
Number of employees	15,153	14,725	(2.8)
Water volume produced (3)	755	770	2.0
Water losses (%)	26.2	25.7	(1.9)

(1)   In thousands of units at the end of the period

(2)   In millions of inhabitants, at the end of the period, excluding wholesale supply

(3)   In millions m³ accumulated at the end of the period

* Unaudited

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Notes to the Financial Statements

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.     OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, focused on the customer, and in a sustainable and competitive manner, with excellence in environmental solutions.

On March 31, 2012, the company operates water and sewage services in 363 of municipalities of the State of São Paulo, having temporarily discontinued operations in five of these municipalities, Araçoiaba da Serra, Iperó, Cajobi, Álvares Florense and Macatuba, due to judicial orders under ongoing lawsuits. Most of these municipalities operations are based on 30-year concession agreements. As of March 31, 2012, 96 concessions had expired and are being negotiated. From 2012 to 2033, 39 concessions will expire, and the remaining concessions operate on rollover basis. These concessions with indefinite terms and expired concessions under negotiation are amortized over the useful lives of the underlying assets. By March 31, 2012, 228 contracts were signed (225 contracts on December 31,2011).

Management believes that all concessions expired and not yet renewed will result in new contracts or contract extensions, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. On March 31, 2012, the carrying amount of  intangible assets applied in 96 municipalities under negotiation totals R$6,090 million, accounting for 29.47% of total and gross revenue from these municipalities totals R$665.3 million, accounting for 24.18% of total.

Company’s operations are concentrated in the municipality of São Paulo, which accounts for 53.5% of gross revenue in March 2012 (December 2011 – 55.11%).

On June 23, 2010 the State of São Paulo through its Governor, the municipal government of São Paulo, represented by its mayor, SABESP and Regulatory Agency of Sanitation and Energy– ARSESP as intervening and consenting parties entered into an agreement to share the responsibility for the water supply and sewage services in the capital city of São Paulo for the next 30 years, renewable for same period. In addition, SABESP is the sole supplier of these services and ARSESP is liable for regulation, including tariffs, control and inspection of services.

Also, the “Water Supply and Sewage Public Utility Services Agreement” was signed on June 23, 2010. This agreement was signed between the State of São Paulo, the municipal government of São Paulo and SABESP for a 30-year period, renewable for same period, including the following activities:

i. protection of springs in collaboration with other state and municipal authorities;

ii. capture, transportation and treatment of raw water;;

iii. collection, transportation, treatment and final dispose of  sanitary sewage; and

iv. adoption of other basic and environmental sanitation actions.

In the municipality of Santos, in the Baixada Santista region, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that it is made up of.

Concessions renewals occur based on Law 11.445, enacted on January 5, 2007, which establishes the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration of sanitation infrastructure, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

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Notes to the Financial Statements

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees. For the purposes of accounting classification in the financial statements, these companies are considered "joint ventures”, under the criteria of CPC 19.

These consolidated financial statements were approved by the Board of Directors on May 10, 2012.

2.     PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

(i)     Presentation of the Quarterly Information

The quarterly financial information of March 31, 2012 was prepared based on CPC 21 – Interim Financial Information (parent company and consolidated) and the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB) (consolidated), applicable to the preparation of the Quarterly Financial Information – ITR, which are consistently presented with the standards issued by CVM. Therefore, this ITR considers the Circular Official Letter CVM/SNC/SEP 003 of April 28, 2011 which allows that entities report selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The quarterly financial information for the period ended March 31, 2012, therefore, does not include all the notes and reporting required by the CPC (“Brazilian Committee of Accounting Pronouncements”) for the annual financial statements and, accordingly, must be read together with the financial statements under CPC and IFRS for the year ended December 31, 2011.

(ii)    Parent Company and Consolidated Financial Information

The parent company financial information has been disclosed together with the consolidated financial information and were prepared based on CPC 21 provisions applicable to the preparation of the Quarterly Financial Information – ITR and presented consistently with the standards issued by CVM and with Note 2 of the Annual Financial Statements as of December 31, 2011.

The consolidated financial statements  include the financial statements of the Company and its investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental and Attend Ambiental, which were proportionally consolidated according to the equity interest over its investees. The Company shares the control of its investees, which has the same fiscal year basis. The accounting policies of its investees are consistent with the accounting policies adopted by the Company. The consolidation processes of assets, liabilities and statement of incomes add the assets, liabilities, revenues and expenses, according to the nature, complemented by the elimination of the shares hold by the parent company in the equity and statement of income of the investees.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto and casting vote in certain management issues, indicating participating shared control. Therefore, the financial statements were proportionally consolidated.

These are the consolidated companies:

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM ("SESAMM"), for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

SESAMM's capital as of March 31, 2012 totaled R$ 19,532, and was represented by 19,532,409 registered shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest. The Company concluded that both, SABESP and Inima, have joint control over SESAMM. Accordingly, SABESP records their interest over SESAMM applying the proportional consolidation method, equivalent to the 36% of SESAMM's assets and liabilities, revenues and expenses.

On March 31, 2012, SESAMM´s operations had not been started yet.

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Notes to the Financial Statements

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

On March 31, 2012, the company’s capital was R$2,908 represented by 2,908,085 registered  common shares without a par value. SABESP holds 30% of its equity interest.

The operations started in October, 2010.

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public utility of water supply and sewage services to the municipality of Mairinque.

On March 31, 2012, the company’s capital was R$2,000, represented by 2,000,000 registered common shares without a par value. SABESP holds 30% of its equity interest.

The operations started in October, 2010.

Aquapolo Ambiental S.A.

On October 8, 2009, the Company, together with the company Foz do Brasil S.A. incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petriquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

On March 31, 2012, the company’s capital was R$36,412, represented by 42,419,045 registered common shares without a par value. SABESP holds 49% of its equity interest.

Startup is scheduled for August, 2012.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho. The capital of Águas de Castilho totaled R$ 622, and was represented by 622,160 registered shares without a par value. SABESP holds 30% of its equity interest.

The operations started in January, 2011.

Attend Ambiental

On August 23, 2010, the Company together with Companhia Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, mud transportation and related services in the city of São Paulo as well as implement similar infrastructures in other areas in Brazil and abroad. The capital totaled R$ 2,000, and it is represented by 2,000,000 registered common shares without a par value. SABESP holds 45% of its equity interest.

Attend is at a pre-operational phase and its startup is scheduled for December 2012.

Below, a summary of SABESP’S interest in the financial statements of these investees:

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Notes to the Financial Statements

	3/31/2012
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current Assets	2,911	376	153	495	5,172	4,543
Non-current Assets	16,600	1,428	449	211	193,359	568

Current Liabilities	984	769	230	277	13,616	182
Non-Current Liabilities	13,047	375	138	20	171,336	5,130
Shareholders’ Equity	5,480	660	234	409	13,579	(201)

	12/31/2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Current Assets	2,658	360	133	561	12,424	5,003
Non-current Assets	14,447	1,300	423	164	180,717	223

Current Liabilities	832	815	256	228	10,262	127
Non-Current Liabilities	11,120	84	47	28	167,498	5,130
Shareholders’ Equity	5,153	761	253	469	15,381	(31)

	3/31/2012
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Operating revenue	5,823	4,046	895	652	-	-
Operating expense	(5,482)	(4,259)	(855)	(719)	(1,802)	(287)
Net financial income	52	43	8	7	-	118
Income (loss) for the period	393	(170)	48	(60)	(1,802)	(169)

	3/31/2011
	SESAMM 36%	ÁGUAS DE ANDRADINA 30%	ÁGUAS DE CASTILHO 30%	SANEAQUA MAIRINQUE 30%	AQUAPOLO AMBIENTAL 49%	ATTEND AMBIENTAL 45%

Operating revenue	-	493	27	567	-	-
Operating expense	(229)	(512)	(97)	(498)	(391)	(362)
Net financial income	12	-	-	11	-	13
Income (loss) for the period	(217)	(19)	(70)	80	(391)	(349)

2.1   Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended March 31, 2012 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2011. These policies are disclosed in Note 3 in the Annual Financial Statements.

2.2   New standards and changes to standards that are not yet in force

There are no new CPCs/IFRS or interpretations applicable for the first time this quarter to have adverse effects on the Company. For more information, see Notes 4.1 and 4.2 of the annual financial statements of December 31, 2011.

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Notes to the Financial Statements

3. FINANCIAL RISK MANAGEMENT

3.1 Financial Risk Factors

The Company’s operations are affected by the Brazilian economic scenario, especially foreign exchange variations, inflation and interest rates, exposing it to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s global risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not used derivative financial instruments, although may contract forward foreign exchange operations and financing in Reais to reduce the foreign exchange risk.

(a)    Market Risk

Foreign Exchange Risk

SABESP's foreign exchange exposure implies market risks related to real currency fluctuations against the U.S. dollar and Yen. SABESP's liabilities denominated in foreign currency include loans denominated in U.S. dollars and Yen, mostly.

In case of Real depreciation against the foreign currency in which debt is denominated, SABESP will incur in monetary loss in relation to this debt.

SABESP’s specific foreign exchange risks are related to exposures caused by its short and long-term foreign currency-denominated debt.

The management of SABESP’s foreign exchange exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to swap expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$2,891.8 million on March 31, 2012 (R$3,053.4 million on December 31, 2011). The Company’s exposure to foreign exchange risk is the following:

	3/31/2012		3/31/2011
	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,110,522	2,023,482	1,082,277	1,762,705
Loans and financing – Yen	38,465,554	850,473	40,489,000	793,989
Loans and financing interest and charges - US$		30,750		30,511
Loans and financing interest and charges - Yen		2,057		577
Borrowing costs		(14,986)		(12,017)

TOTAL		2,891,776		2,575,765

On March 31, 2012, if Real had appreciated or depreciated by 10% compared to the U.S. dollar and the Yen with all other variables kept afloat, the effect on income after taxes and shareholders’ equity for the period would have been approximately R$191,846 (March 2011– R$170,793), mainly as a result of foreign currency gains or losses with the conversion of foreign currency-denominated loans.

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Notes to the Financial Statements

Simulation of appreciation/depreciation of the Real by 10%	3/31/2012	3/31/2011
Foreign currency-denominated loans and interest rates	2,906,762	2,587,782
U.S. Dollar/Yen variation	10%	10%
Appreciation or depreciation of the Real	290,676	258,778
Income Tax/Social Contribution Rate	34%	34%
Income tax /Social Contribution	98,830	87,985
Appreciation or depreciation of the Real, net of taxes.	191,846	170,793

Interest rate risk

This risk derives from the possibility that the Company may incur in losses due to interest rate fluctuations that increase financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, so that to evaluate the need of replacing its debts.

Below, the Company’s loans and financing expressed in Reais subject to variable interest rate:

	3/31/2012	12/31/2011
UPR(i)	2,273,662	2,364,126
CDI(ii)	1,306,793	1,882,341
TJLP(iv)	885,243	886,138
IPCA(v)	675,106	187,697
Leasing	84,271	49,609

Total loans and financing in local currency	5,225,075	5,369,911

(i) UPR - Reference Standard Unit

(ii) CDI - Interbank Deposit Certificate

(iii) IGP-M - General Market Price Index

(iv) TJLP – Long-Term Interest Rate

(v) IPCA – Extended Consumer Price Index

Another risk faced by the Company is the non-correlation between the monetary adjustment indexes of its debt and services revenues. Water supply and sewage treatment tariff adjustment do not necessarily follow the increases in loans and financing adjustment indexes and interest rates affecting the Company’s debt.

On March 31, 2012, if Reais-denominated loans interest rates had changed around 1%, with all other variables kept afloat, the effect on income after taxes would have been approximately R$34,485 (2011 – R$36,589), mainly as a result of lower or higher interest expenses in variable rate loans.

(b)    Credit risk

The credit risk results from cash equivalents, bank deposits and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. By force of law, the Company shall invest its cash surplus exclusively with Banco do Brasil (rating AA+(bra)). The credit risks are mitigated by sales to a widely and geographically spread customer base.

The maximum exposure to credit risk on the reporting date is the carrying amount of securities classified as cash equivalents, deposits at Banks and financial institutions, trade accounts receivable, balances with related parties and indemnities on the balance sheet date. Notes 5 to 9.

(c)    Liquidity Risk

The Company’s liquidity mainly relies on cash generated by operating activities, loans with financial institutions of the state and federal governments and financing in the local and international markets. The liquidity risk management considers the assessment of liquidity requirements to ensure that the Company has enough cash to meet its operating and capital expenditures.

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Notes to the Financial Statements

The cash surplus held by the Company is invested in interest-bearing current accounts, time deposits, short-term deposits and marketable securities, electing instruments with proper maturities or sufficient liquidity to provide enough margin as determined by aforementioned estimates.

The table below analyzes the Company’s financial liabilities, by maturity dates, including the amounts of principal and interest rates to be paid in accordance with contractual clauses.

	April to December 2012	2013	2014, 2015 and 2016	2017 onwards	Total
On March 31, 2012
Loans and financing	1,196,580	1,544,771	3,390,796	5,834,508	11,966,655
Contractors and suppliers	207,118	-	-	-	207,118
Services payable	307,110	-	-	-	307,110

	2012	2013	2014, 2015 and 2016	2017 onwards	Total
On December 31, 2011
Loans and financing	2,115,837	1,689,526	3,008,577	5,162,889	11,976,829
Contractors and suppliers	255,557	-	-	-	255,557
Services payable	383,116	-	-	-	383,116

There are no collaterals provided by the Company to be disclosed.

(d)    Sensitivity analysis

We present as follows a chart that shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial liabilities, calculated at a rate projected until the final settlement of each contract, converted into market value (Scenario I) with 25% appreciation (Scenario II) and 50% appreciation (Scenario III).

This sensitivity analysis has as objective to measure the impact of changes in market variables over said financial instruments of the Company, considering constant all other market indicators. These amounts, when settled, may differ from those evidenced above, due to estimates applied in its preparation process.

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Notes to the Financial Statements

	3/31/2012
Financial Instruments	Risk	Scenario I R$	Scenario II – 25% R$	Scenario III – 50% R$
Financial Liability Loans and Financing
Banco do Brasil, CEF (i)	TR increase	1,791,540,579	2,078,687,983	2,446,410,526
Debentures (ii)	TJLP increase	335,810,995	376,284,303	409,245,280
Debentures (ii)	CDI increase	1,304,622,421	1,365,450,511	1,429,453,243
Debentures (ii)	IPCA increase	545,838,958	572,157,869	583,465,485
Debentures (ii)	TR increase	393,033,995	432,004,385	477,803,322
IDB, IBRD and Eurobonds (iii)	US$ increase	2,140,428,893	2,452,328,866	2,764,228,839
JICA (iv)	Yen increase	975,699,694	1,219,624,618	1,463,549,541

(i)     The contracts with Banco do Brasil and CEF were projected until final maturity, at contractual rates (Projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F. For scenarios II and III, a deterioration of 25% and 50%, respectively, was considered in discount rates;

(ii)    Debentures were projected until final maturity date (IPCA, DI, TJLP or TR) discounted at present value at forward market of interest rates, published by ANBIMA in the secondary market and March 31, 2012 as reference date and the Company’s securities traded in the domestic market. For scenarios II and III we considered a deterioration of 25% and 50%, respectively, in discount rates. For debentures indexed to DI, a sensitivity analysis was conducted based on 25% and 50% increase of DI market’s curve.

(iii)   Contracts with IDB, IBRD were projected until final maturity in original currency, using the contractual interest rates, discounted at present value using forward Libor rate at Bloomberg. Eurobonds were priced at market value according to the quotes published by Bloomberg. All amounts obtained were converted into Reais at the exchange rate on March 31, 2012. For Scenarios II and III, we considered 25% and 50% increases, respectively, in exchange rates.

(iv)   The contracts with JICA were projected until the final maturity in original currency, using the interest rates contracted and discounted at present value, using forward Tibor rate at Bloomberg. The amounts obtained were converted into Reais using the exchange rate on March 31, 2012. For Scenarios II and III were considered 25% and 50% increases, respectively, in exchange rates.

(e)    Credit quality of the financial assets

The credit quality of the financial assets that are not past due or are subject to provision for impairment may be assessed by reference to the external credit ratings (if any) or to the historic information on default ratio of the counterparties. For the credit quality of the counterparties which are financial institutions, such as deposits and financial investments, the Company considers the lowest rating of the counterparty disclosed by the three main international credit rating agencies (Moody’s, Fitch and S&P), pursuant to in-house policy for market risk management:

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Notes to the Financial Statements

	PARENT COMPANY
	3/31/2012	12/31/2011

Current account and short-term bank deposits
brAAA	18,544	38,058
brAA+	1,991,591	2,102,304
Other (*)	1,237	1,717
	2,011,372	2,142,079

(*) Current accounts and investment funds at banks are included in this category, which are not rated by the three rating agencies used by the Company.

Below, a table with the rating assessment of counterparties financial institutions with which the Company conducted business during the period:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AA+(bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Caixa Econômica Federal	AA+ (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	AAAbr

3.2   Capital management

The Company’s objectives when managing its capital are to safeguard its capacity of continuing offering return to shareholders and benefits to the other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on financial leverage ratios. This ratio corresponds to the net debt divided by total capital. The net debt, in turn, corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated through the sum of shareholders’ equity, as evidenced in parent company’s balance sheet, with net debt.

	PARENT COMPANY
	3/31/2012	12/31/2011

Total loans and financing	8,116,851	8,423,332
Less: cash and cash equivalents	(2,011,372)	(2,142,079)

Net debt	6,105,479	6,281,253
Total equity capital	11,037,809	10,545,896

Total Capital	17,143,288	16,827,149

Leverage Ratio	36%	37%

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Notes to the Financial Statements

	CONSOLIDATED
	3/31/2012	12/31/2011

Total loans and financing	8,295,285	8,596,295
Less: cash and cash equivalents	(2,019,264)	(2,149,989)

Net debt	6,276,021	6,446,306
Total equity capital	11,037,809	10,545,896

Total Capital	17,313,830	16,992,202

Leverage Ratio	36%	37%

On March 31, 2012, the leverage ratio of the Company was reduced to 36.0%, as compared to 37.0% on December 31, 2011, due to the increase in equity capital deriving from income verified in the quarter.

3.3   Fair value estimate

We presuppose that balances of trade accounts receivable and accounts payable to suppliers by carrying amount, less impairment, approximate their fair values.

The fair value was measured in accordance with the following hierarchy of fair value measurement:

•            Quoted prices (not adjusted) in active markets for identical assets and liabilities (level 1).

•            Information, in addition to prices quoted included in level 1, which are adopted by the market for assets or liabilities, whether directly, such as prices, or indirectly, derived from prices (level 2).

•            Inserts for asset or liability that are not based on data adopted by the market, i.e. non observable inserts (level 3).

The single financial instrument measured at fair value by the Company is represented by short-term investments in bank deposit certificates (CDB), classified as cash equivalents, in the amounts of R$1,956,664 and R$2,027,785 on March 31, 2012 and December 31, 2011 (parent company) and R$1,964,356 and R$2,031,122 on March 31, 2012 and December 31, 2011 (consolidated), respectively. These investments are financial assets measured at fair value through profit or loss, measured in accordance with level 2.

3.4   Financial instruments

The Company operates with several financial instruments, pointing out cash and cash equivalents, including financial investments, and loans and financing as described below.

Estimated fair values of financial instruments are the following:

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Notes to the Financial Statements

	PARENT COMMPANY
	3/31/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	2,011,372	2,011,372	2,142,079	2,142,079
Restricted cash	84,998	84,998	99,729	99,729
Trade accounts receivable, net	1,430,070	1,430,070	1,405,728	1,405,728
Balances with related parties, net	338,972	338,972	355,621	355,621
Judicial deposits	50,445	50,445	54,178	54,178

Financial liabilities
Loans and financing	8,116,851	8,070,149	8,423,332	8,368,632
Contractors and suppliers	194,867	194,867	244,658	244,658

	CONSOLIDATED
	3/31/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	2,019,264	2,019,264	2,149,989	2,149,989
Restricted cash	84,998	84,998	99,729	99,729
Trade accounts receivable, net	1,430,726	1,430,726	1,406,372	1,406,372
Balances with related parties, net	338,972	338,972	355,621	355,621
Judicial deposits	50,445	50,445	54,178	54,178

Financial liabilities
Loans and financing	8,295,285	8,206,379	8,596,295	8,500,515
Contractors and suppliers	207,118	207,118	255,557	255,557

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)       The contracts with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity at contractual rates (TR projected + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F.

(ii)      Debentures were projected until final maturity date (IPCA, DI, TJLP or TR) discounted at present value at forward market of interest rates published by ANBIMA in the secondary market and March 31, 2012 as reference date and the Company’s securities traded in the domestic market.

(iii)     Financing – BNDES are instruments considered by face value adjusted until maturity date, which are indexed by TJLP, which is a specific mode not compared to any other market rate. Therefore, the Company has elected to report as market value the amount recorded on March 31, 2012.

(iv)   Other financing in domestic currency is considered by face value adjusted until maturity date, discounted at present value using the forward market of interest rates. Forward rates were obtained at BM&F Bovespa website.

(v)    The contracts with IDB, IBRD were projected until final maturity in original currency, using contractual interest rates and discounted at present value applying forward Libor rate at Bloomberg. Eurobonds contracts were priced by market quote published by Bloomberg. All the amounts obtained were converted into Reais at the exchange rate of March 31,2012.

(vi)   The contracts with JICA were projected until final maturity in original currency, using contractual interest rates and discounted at present value, applying forward Tibor rate at Bloomberg. The amounts obtained were converted into Reais at the exchange rate of March 31, 2012.

(vii)  Leasing is an instrument considered by its face value updated until maturity date and indexed by a contractual fixed rate, which is a specific mode not be compared to any other market rate. Therefore, the Company reports as market value the amount recorded on March 31, 2012.

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Notes to the Financial Statements

4.     MAIN ACCOUNTING JUDGMENTS AND ESTIMATES

The estimates and judgments are continuously evaluated based on the historical experience and other factors, including the expectations of future events believed to be reasonable under the circumstances. There was no change in relation to the Annual Financial Statements on December 31, 2011, according to Note 5.

5. CASH & CASH EQUIVALENTS

	PARENT COMPANY		CONSOLIDATED
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Cash and Banks	54,708	114,794	54,908	118,867
Cash Equivalents	1,956,664	2,027,285	1,964,356	2,031,122
	2,011,372	2,142,079	2,019,264	2,149,989

The variation in the period from January to March 2012 derives from operating cash flow of the Company’s activities.

In March, the average yield of financial investments corresponds to 100.19% of CDI.

6.     RESTRICTED CASH

On March 31, 2012, the Company recorded restricted cash, in current assets, in the amount of R$84,998, of which R$5,003 refer to BNDES collateral and R$79,531 refer to the collection deriving from services rendered to parties related to the municipal government of São Paulo, net of taxes. These funds should be reinvested in the water and sewage systems of the City of São Paulo.

The variation occurred in the period from January to March 2012, when compared to the Financial Statements of December 31, 2011, mainly refers to the decrease in the balance of the São Paulo Municipal Government’s account.

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Notes to the Financial Statements

7.     TRADE ACCOUNTS RECEIVABLE

(a)    Equity balances

	PARENT COMPANY
	3/31/2012	12/31/2011
Private sector
General and special customers (i) (ii)	900,621	885,203
Agreements (iii)	254,995	249,929

	1,155,616	1,135,132
Government entities
Municipal	608,230	578,463
Federal	3,023	2,517
Agreements (iii)	178,279	182,381

	789,532	763,361
Wholesale customers - Municipal Administration: (iv)
Guarulhos	529,007	513,218
Mauá	251,302	244,204
Mogi das Cruzes	14,936	14,864
Santo André	564,854	547,764
São Caetano do Sul	3,741	1,955
Diadema	169,059	164,337

Wholesale total - Municipal Governments	1,532,899	1,486,342

Unbilled supply	470,682	457,321

Subtotal	3,948,729	3,842,156
Allowance for doubtful accounts	(2,518,659)	(2,436,428)

Total	1,430,070	1,405,728

Current	1,107,220	1,072,015
Non-current (v)	322,850	333,713

In the period between January to March 2012, there was no relevant changes in the operations presented in the financial statements of December 31, 2011.

The consolidated balance totals the amount of R$1,430,751 (December 2011 – R$1,406,372), and the difference of R$681 (December 2011 – R$644) in relation to the balance of the parent company, referring to accounts receivable from investees, Aguas de Andradina, R$358, Saneaqua Mairinque, R$175, and Aguas de Castilho R$148.

(i)     General customers - residential and small and medium-sized companies.

(ii)    Special customers - large consumers, commercial, industries, condominium and special billing consumers (industrial waste, wells, etc.).

(iii)   Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv)   Wholesale - municipal governments - The balance of trade accounts receivable at wholesale refers to the sale of treated water to the municipalities which are liable for distribution, billing and collection with end consumers. Few municipalities contest at court the tariffs charged by SABESP and do not pay the amounts under litigation. The past due amounts that are substantially included in the allowance for doubtful accounts are classified under non-current assets.

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Notes to the Financial Statements

	3/31/2012	12/31/2011
Balance at the beginning of period	1,486,342	1,343,445
Billing for services rendered	95,931	340,068
Collections - current year’s services	(12,204)	(167,024)
Collections - previous year’s services	(37,170)	(30,147)
Balance at the end of the period	1,532,899	1,486,342

Current	36,671	26,485
Non-current	1,496,228	1,459,857

(v)    The non-current amount consists of past-due and receivables and renegotiated with customers and past-due amounts related to the wholesale supply to municipal authorities and is recorded net of allowance for doubtful accounts.

(b)    The aging of trade accounts receivable is as follows:

	3/31/2012	12/31/2011

Current	1,153,034	1,129,337
Past-due:
Up to 30 days	191,490	184,958
From 31 to 60 days	91,703	79,720
From 61 to 90 days	53,398	50,020
From 91 to 120 days	42,902	39,686
From 121 to 180 days	75,595	70,037
From 181 to 360 days	134,678	137,039
Over 360 days	2,205,929	2,151,359

Total accrued	2,795,695	2,712,819

Total	3,948,729	3,842,156

(c)    Allowance for doubtful accounts

	1Q12	1Q11
Previous balance	2,436,428	2,219,420
Private sector /government entities	23,385	15,330
Wholesale customers	58,846	50,146

Additions for the period	82,231	65,476

Balance	2,518,659	2,284,896

Current	1,171,918	1,104,315
Non-current	1,346,741	1,180,581

The Company recorded probable credit losses in accounts receivable verified in the first quarter of 2012, in the amount of R$38,762 (R$33,137 on March 31, 2011) of which R$15,377 (net of recoveries) written-off from accounts receivable (R$17,807 on March 31, 2011) under “Selling expenses” and R$58,846 (R$50,146 on March 31, 2011) directly deducted from licensee revenues, totaling R$82,231 (R$65,476 on March 31, 2011).

8.     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is party to transactions with its controlling shareholder, São Paulo State Government, and companies/entities related thereto.

(a)    Accounts receivable, interest on equity, revenues and expenses with the São Paulo State Government

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Notes to the Financial Statements

	3/31/2012	12/31/2011
Accounts receivable
Current:
Water and Sewage Services (i)	120,330	116,441
GESP Agreement (iii), (iv) and (v)	31,894	41,360
Provision for losses (v)	(12,389)	(12,389)
Reimbursement of additional retirement and
pension benefits – GESP Agreement (ii) and (vi)	31,887	31,887
Reimbursement of supplementary retirement and pension
benefits paid - monthly flow (ii) and (vi)	4,933	8,034

Total current	176,655	185,333

Non-current:
Reimbursement of supplementary retirement and pension
benefits paid - GESP Agreement (ii) and (vi)	162,317	170,288

Total non-current	162,317	170,288

Total receivable from shareholder	338,972	355,621

Water and sewage services rendered	139,835	145,412
Reimbursement of additional pension
and retirement	199,137	210,209

Total	338,972	355,621

Interest on equity payable to related parties	153,368	153,368

	1Q12	1Q11
Gross revenue from sales and services rendered
Water sales	54,476	48,551
Sewage services	48,124	43,153
Receivables from related parties	(108,698)	(96,455)
Financial income	54,839	61,346

In the period between January to March 2012, there were no relevant changes in relation to the operations reported in the financial statements of December 31, 2011.

(i)     Water and sewage services

The Company provides water supply and sewage collection services to the State Government and other Companies related thereto, under terms and conditions considered by Management as usual in the market, except as to the form of settlement of the credits that may occur under the conditions mentioned in items (iii), (iv) and (v).

(ii)    Reimbursement of supplementary retirement and pension benefits paid

It refers to additional amounts of retirement and pension plan benefits provided for in the State of São Paulo’s Law 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Pursuant to the Agreement referred to in (iii), GESP recognizes to be liable for the charges deriving from Benefits, provided that payment criteria are observed, established by the Personnel Expense State Department – DDPE, based on legal guidance provided by Legal Consulting of the Treasury Department and the State Attorney General’s Office – PGE.

As explained in item (vi) during the validation by Gesp of the amounts due to the Company due to Benefits, discrepancies were raised as to the calculation criteria and eligibility of Benefits applied by the Company.

On March 31, 2012 and December 31, 2011, 2,469 and 2,492 retirees, respectively, received additional retirement, and in the periods ended March 31, 2012 and December 31, 2011, the Company paid R$28,556 and R$124,421, respectively. There were 12 active employees on March 31, 2012, who will be eligible to these benefits upon retirement, as compared to 14 on December 31, 2011.

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Notes to the Financial Statements

In January 2004, supplementary retirement and pension payments were transferred to the Treasury Department and would be made according to calculation criteria defined by PGE. Due to court decision, the responsibility for the payments returned to SABESP as originally established.

(iii)   Gesp Agreement

On December 11, 2001, the Company, GESP (through the State Department of Treasury Affairs, currently the Treasury Department) and the Department of Water and Electric Power – DAEE, and the Department of Water Resources, Sanitation and Works, currently, Department of Sanitation and Water Resources, as intervening party, entered into the Instrument of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants (“GESP Agreement”) aiming at solving pending issues between GESP and the Company related to water and sewage services as to Benefits.

In view of the strategic relevance of the reservoirs in Taiaçupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova (“Reservoirs”), to guarantee the maintenance of water volume of Alto Tiete, the Company agreed to receive them as part of the reimbursement referring to the Benefits. The Reservoirs to be transferred to the Company by DAEE, which in turn would subrogate under credit the same amount with GESP. However, the Public Prosecution Office of the State of São Paulo contested the legal validity of this agreement, whose main argument is the lack of specific legislative authorization for the disposal of DAEE’s assets. The Company’s legal counsels assess the risk of losses as probable, if it does not obtain said legislative authorization, which would prevent the transfer of respective reservoirs as partial amortization of balance receivable.

(iv)   First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services rendered, monetarily adjusted until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on equity declared by the Company and any other debit with the State Government as of December 31, 2003, monetarily adjusted until February 2004; and (3) defining the payment conditions of remaining liabilities of the State Government for the water supply and sewage collection services rendered.

(v)    Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo through the Treasury Department signed the second amendment to the original GESP agreement agreeing with the installment payment of remaining balance of the First Amendment, amounting R$133,709 on November 30, 2007 to be paid in 60 monthly and consecutive installments, beginning on January 2, 2008. The amount of installments is monetarily adjusted according to the IPCA-IBGE variation, plus monthly interest of 0.5%.

The State Government and SABESP agreed to immediately resume the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Water Rational Use Program (PURA) to rationalize the consumption of water, water and sewage bills under the responsibility of the State Government; (c) establishment, by the State Government of budget criteria so as to avoid the reallocation of amounts to a specific water and sewage account as of 2008; (d) possibility of registering state authorities and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state authorities and entities in the event of failure to pay water and sewage bills.

(vi)   Third Amendment to the Gesp Agreement

On November 17, 2008, Gesp, Sabesp and DAEE, entered into the Third Amendment to the GESP Agreement, and acknowledged to owe to Sabesp the amount of R$915,251, monetarily adjusted until September, 2008 by IPCA-IBGE, corresponding to the Undisputed Amount, calculated by FIPECAFI (Institute Foundation of Accounting, Actuarial and Financial Researches). SABESP temporarily accepted the Reservoirs (see item (iii) above) as part of the payment of the Undisputed Amount and offered to temporary settlement to GESP, establishing a financial credit of R$696,283, corresponding to the value of the Reservoirs at Alto Tietê System. The Company did not recognize the amount receivable of R$696,283 related to the reservoirs, as their transfer by the State Government is uncertain. The final settlement will only occur with the effective transfer of ownership at the appropriate real estate registry office. The remaining balance of R$218,967 has been paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, annually adjusted by the IPCA/FIPE, plus monthly interest rate of 0.5%, the first installment due on November 25, 2008.

SABESP and the State Government of São Paulo are working together in order to obtain the legislative authorization so that to make feasible the transfer of Reservoirs to SABESP, thus, overcoming the legal uncertainty caused by the Public Civil action that contents the lack of specific legislation for the transfer of reservoirs ownership.

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Notes to the Financial Statements

The Third Amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the State Government shall reimburse the Company based on criteria identical to those applied in the calculation of the Undisputed Amount. With no preventive court decision, the State Government will directly bear the monthly payment flow of the amount considered undisputed.

(vii)  Controversial Amount of Benefits

As mentioned before, on November 17, 2008, the Company and the State Government signed the Third Amendment to the GESP Agreement, when controversial and undisputed amounts were quantified. Efforts were endeavored to settle the referred Controversial Amount of Benefits. According to the clause four of this instrument, the Controversial Amount is represented by the difference between the Undisputed Amount and the amount effectively paid by the Company as supplementary retirement and pension benefits provided for by Law 4819/58, of original responsibility of the State Government but paid by SABESP by court decision.

The Third Amendment provides that PGE will re-analyze discrepancies that gave rise to the controversial amount of benefits provided for by Law 4819/58. At that time, this expectation was based on the PGE’s intention to re-analyze the matter and also in the Company’s right to reimbursement, inclusively based on external technical legal opinions.

However, new opinions issued by PGE and received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the amount previously defined as controversial amount.

Although negotiations with the State Government are still being maintained, it is no longer possible to ensure that the Company will recover, on a fully amicable basis, the credits related to the Controversial Amount.

Even though the negotiations with the State are still being maintained, it is no longer possible to ensure that the Company will recover, in a totally amicable way, the credits related to the Controversial Amount without dispute.

As part of the actions intended to recover the credit the Management understands as due by the State Government related to the discrepancies about the reimbursement of supplementary retirement and pension benefits paid by the Company, SABESP: (i) addressed, on March 24, 2010, a message to the Controlling Shareholder, forwarding an official letter released by the Joint Committee, proposing arbitration action by common agreement to be sent to the Arbitration Panel of Bovespa (São Paulo Stock Exchange); (ii) in June, 2010, a settlement proposal aiming at solving these pending issues has been sent to the Treasury Department. This proposal was not successful; (iii) on November 9, 2010, a lawsuit was filed against the State Government of São Paulo pleading the full reimbursement of  amounts paid as benefits provided by for by State Law 4819/58 which will allow to definitively settle referred controversial amount between the Company and GESP. Despite the lawsuit, the Company will insist to reach an agreement during the progress of the lawsuit, understanding that a reasonable agreement is better to the company and its shareholders than awaiting the conclusion of the lawsuit.

The Company’s Management opted for not recognizing these amounts, due to the uncertainty involving the reimbursement by the State Government. On March 31, 2012 and December 31, 2011, the amounts not recorded under assets referring to the supplementary retirement and pension benefits paid totaled R$1,303,608 and R$1,290,663, respectively, including the amount of R$696,283 referring to the transfer of  reservoirs at Alto Tietê system. The Company also recognized the actuarial liability referring to the supplementary retirement and pension maintained with employees and pensioners of Plan G0. On March 31, 2012 and December 31, 2011, the amounts corresponding to this actuarial liability totaled R$1,525,536 and R$1,512,078, respectively. For more information on the supplementary retirement and pension liabilities, see Note 17.

(b)    Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs owned by another company controlled by the State Government. Should these reservoirs have not been available for use by the Company, then maybe water had to be caught in distant locations. The Company does not pay any fee for the use of these reservoirs, but it is liable for their maintenance and operating costs.

(c)    Agreements with reduced tariffs for State and Municipal Government Entities that adhered to the Water Ration Use Program (PURA).

The Company has contracts signed with government authorities related to the State Government and municipalities operated, which are benefited with a 25% reduction in the tariff of water supply and sewage collection services, when on performance. The contracts provide for the implementation of water rational use program, which considers the reduction in water consumption.

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Notes to the Financial Statements

(d)    Collaterals

The State Government grants collaterals for few loans and financing of the Company and does not charge any fee related thereto.

(e)    Agreement for the assignment of personnel among GESP’s related entities

The Company has agreements for the assignment of employees with entities related to the State Government of São Paulo, where expenses are fully transferred and monetarily reimbursed. On March 31, 2012, the expenditures with employees assigned by SABESP to other state entities amounted to R$2,750 (March 2011 – R$1,596).

(f)    Services contracted from GESP’s related entities.

On March 31, 2012 and December 31, 2011, SABESP had an outstanding amount of R$20,681 and R$12,062, respectively, payable referring to services rendered by entities related to the State Government of São Paulo. Among them, we highlight electricity supply services rendered by the Companhia Energética de São Paulo – CESP, accounting for 93% of the amount on March 31, 2012.

(g)    Non-operating Assets

The Company had, on March 31, 2012 the amount of R$21,531 (on December 31, 2011 - R$21,531), mainly related to land assigned in loan for use to Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE – Department of Water and Electricity, among others. The land assigned to DAEE amounted to R$969.

(h)    SABESPREV

The Company sponsors the defined benefit plan operated and managed by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized up to March 31, 2012, is R$548,021 (December 2011 - R$538,619).

(i)     Management Fees

Compensation:

The Management’s compensation policy is established according to the guidelines of the State Government of São Paulo, CODEC (State Council of Capital Defense), and is based on performance, market competitiveness or other indicators related to the Company’s business and is subject to the shareholders’ approval at the Annual Shareholders’ Meeting.

Executives’ compensation is restricted to the State Governor’s compensation. The compensation of the Board of Directors corresponds to 30% of the compensation of the Officers, subject to the minimum attendance to one monthly meeting.

The objective of the compensation policy is to establish a private management model, aiming at retaining its headcount and recruit skilled professionals, with experience and motivation, considering the efficiency level currently required by the Company.

In addition to the monthly compensation, the members of the Board of Directors and the Joint Committee receive:

Bonuses:

For the purposes of compensation for companies’ Management in which the State Government is the controlling shareholder, as an incentive policy, provided that the company effectively records quarterly, semi-annual and annual profit and distribute mandatory dividends to  shareholders, even if as interest on equity. Annual bonus cannot exceed six times the monthly compensation of management, nor 10% of interest on equity paid by the company, whichever is the lowest amount.

Annual bonus:

It corresponds a monthly fee, calculated on a pro-rata temporis, in December of each year.

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Notes to the Financial Statements

The purpose of this bonus is to establish a similarity with the Christmas bonus of the labor system of the Company’s employees, once the Management’s relationship with the Company is governed by its Bylaws.

Benefits only paid to the Statutory Officers – meal ticket, food staple, health care plan, paid annual rest through 30-day paid leave and payment of a bonus corresponding to one third of monthly fees.

Expenses related to the compensation of members of the Board of Directors and Board of Executive Officers was R$862 and R$591for the periods ended March 31, 2012 and 2011, respectively, and refers to short-term benefits. An additional amount of R$274 referring to the bonus program was recorded in the period between January and March 2012 (March 2011 - R$198).

(j)     Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), without majority interest but with cast vote and power of veto in certain issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries, and are proportionally consolidated pursuant to CPC 19.

These SPEs were created to execute specific projects and will be liquidated after their completion.

In certain SPEs, the capital contributed by shareholders is not sufficient to manage their operations, therefore, SPEs need providers of capital, which mostly is not rapidly obtained, as it undergoes bureaucracy and slowdown from financial institutions.

While SPEs do not raise loans with banks, its shareholders conduct loan operation so that SPEs continue their operations, until loan is released and loan is settled with shareholders.

On January 19, 2012, the Company entered into a loan agreement through credit facility with Águas de Andradina S.A. and Águas de Castilho S.A., with the following characteristics:

SPE	Credit limit	Disbursed amount	Amount receivable on 3/31/2012	Interest rate	Maturity
Águas de Andradina	1,050	936	948	CDI + 1.16 % p.m.	7/17/2012
Águas de Castilho	480	279	283	CDI + 1.16% p.m.	7/17/2012

On March 31, 2012, the Company’s financial result was affected by R$16,000, referring to interest on loans granted to investees.

9.     INDEMNIFICATIONS RECEIVABLE

Indemnifications receivable is a non-current asset representing amounts receivable from the municipality of Diadema as indemnification for the one-sided withdrawal of Company’s water and sewage services concession in 1995. On March 31, 2012 and December 31, 2011, this asset amounted to R$60,295. On December 31, 2010, the balance of indemnification receivable was R$146,213, representing the municipalities of Diadema and Mauá in the amounts of R$60,295 and R$85,918, respectively.

The Company invested in the construction of water and sewage systems in the municipalities of Diadema and Mauá to meet its concession service commitments. For the one-sided termination of concessions in Diadema and Maua, the municipalities took over the responsibility of providing water and sewage services in those areas. At that moment, the Company reclassified the fixed asset balances related to the assets used in those municipalities to non-current assets (Indemnifications receivable).

The residual amount of items of the fixed assets related to the municipality of Diadema, reclassified in December, 1996 was R$75,231 and the balance of indemnifications receivable from the municipality is R$60,295 on March 31, 2012.

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Notes to the Financial Statements

SABESP filed lawsuits to collect amounts due by the municipalities. Regarding Diadema, a settlement was proposed between Diadema municipal government and Companhia de Saneamento de Diadema – Saned for the payment of indemnification, and a motion to stay execution was filed by Diadema municipal government. In July 2008, pledge of money was authorized in Saned’s bank accounts and financial investments (online pledge) up to 10% of the debt’s adjusted amount, and the amount of R$2,919 was blocked and withdrawn on March 3, 2009. Subsequently, the Court of Justice resolved that the pledge should be made upon weekly deposits by Saned of the amount corresponding to 20% of everything receives in its accounts and financial investments. Saned filed appeals against this decision, and currently interlocutory appeal filed at the Federal Supreme Court is pending judgment.

In the motion to stay execution filed by the municipality of Diadema, court decision was rendered in October, 2009, recognizing the existence and enforceability of the debt and affirming that the execution against the Municipality should be made through certificate of judgment debt of the government. SABESP and the municipal government appealed against this decision. SABESP obtained favorable decision in September, 2011 from the Special Department of the Court of Justice, affirming to be constitutional the municipal law that allowed blocking the transfers of ICMS made by the State Government to the municipality (instead of payment only through certificate of judgment debt of the government).

On December 29, 2008, Saned and the municipality of Diadema jointly with the São Paulo State Government entered into a Memorandum of Intent aiming at preparing studies and conducting negotiations to instruct decisions of Diadema and SABESP, aiming at the exclusive rendering of water and sewage services in the municipality of Diadema.

The parties agree that the pursuit of a negotiated solution for the conflicts currently existing between the companies is indispensable so that water supply, sewage collection and treatment public utility have their proper development in the city of Diadema.

In January, 2009, the parties filed joint motion pleading the suspension of new pledges, for a three-month period, in order to make feasible a settlement. The suspension was accepted by the Court of Public Treasury and successively renewed, the last renewal occurred in March 2012, in view of negotiations of the agreement.

A public civil action filed by the Public Prosecution Office of the State of São Paulo against the agreement based on the execution filed against the municipality of Diadema and Saned is pending judgment and since 2004 has been waiting for engineering and accounting expert examination. After negotiations initiated with the municipality of Diadema, the Public Prosecution Office pleaded the dismissal of the public civil action.

Regarding Maua, a lower court decision was rendered determining that the Municipality pays the amount of R$153.2 million as compensation for the investments made in the municipality by SABESP and for loss of profits. This award was confirmed by the Federal Supreme Court, in final and unappealable decision and SABESP has taking measures to start execution.

The residual amount of fixed assets items related to the municipality of Maua, reclassified in December, 1999 was R$103,763 and the balance of indemnifications receivable from the municipality was R$85,918 on December 31,2010. Court decisions have been favorable to the Company and the receipt of amounts due by municipality shall occur as certificate of judgment debt of the government, which will be recognized upon effective receipt, in view of uncertainties related to the settlement of amounts involved and the track record related to prioritizing payments of certificate of judgment debt of the government in the municipality of Mauá. In December 2011, an accounting provision was recorded corresponding to the total amount of credit held by the Company and litigation still in progress.

Based on the opinion of the legal counsel, Management continues affirming that the Company has legal right to receive the amounts corresponding to the indemnification and continues monitoring the status of legal proceedings.

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Notes to the Financial Statements

10.   FIXED ASSETS

	PARENT COMPANY
	3/31/2012			12/31/2011
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Land	109,303	-	109,303	109,303	-	109,303
Buildings	39,574	(30,620)	8,954	39,574	(30,142)	9,432
Equipment	161,584	(102,116)	59,468	160,833	(100,616)	60,217
Transportation equipment	24,162	(19,710)	4,452	21,023	(19,532)	1,491
Furniture and fixtures	27,725	(27,566)	159	27,690	(27,593)	97
Other	2,758	(1,766)	992	2,758	(1,713)	1,045
	365,106	(181,778)	183,328	361,181	(179,596)	181,585

	CONSOLIDATED
	3/31/2012			12/31/2011
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net

Land	109,303	-	109,303	109,303	-	109,303
Buildings	39,574	(30,620)	8,954	39,574	(30,142)	9,432
Equipment	161,696	(102,131)	59,565	160,915	(100,626)	60,289
Transportation equipment	24,210	(19,730)	4,480	21,071	(19,549)	1,522
Furniture and fixtures	27,847	(27,577)	270	27,810	(27,601)	209
Other	2,759	(1,766)	993	2,758	(1,713)	1,045
Work in process	186,609	-	186,609	174,668	-	174,668
	551,998	(181,824)	370,174	536,099	(179,631)	356,468

Breakdown of property, plant and equipment:

	PARENT COMPANY
	12/31/2011	Additions	Disposals and Write-offs	Depreciation	3/31/2012
Land	109,303	-	-	-	109,303
Buildings	9,432	-	-	(478)	8,954
Equipment	60,217	3,823	(16)	(4,556)	59,468
Transportation equipment	1,491	3,173	-	(212)	4,452
Furniture and fixtures	97	88	(19)	(7)	159
Other	1,045	-	-	(53)	992
	181,585	7,084	(35)	(5,306)	183,328

	CONSOLIDATED
	12/31/2011	Additions	Disposals and Write-offs	Depreciation	3/31/2012
Land	109,303	-	-	-	109,303
Buildings	9,432	-	-	(478)	8,954
Equipment	60,289	3,853	(16)	(4,561)	59,565
Transportation equipment	1,522	3,173	-	(215)	4,480
Furniture and fixtures	209	90	(19)	(10)	270
Other	1,045	1	-	(53)	993
Work in process	174,668	11,941	-	-	186,609
	356,468	19,058	(35)	(5,317)	370,174

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Notes to the Financial Statements

(a)    Depreciation

Depreciation rates are annually revised. Annual depreciation rates are the following: buildings 2%; equipment 5%; transportation equipment 10% and furniture and fixtures 6.7%. Lands are not depreciated.

In the period ended March 31, 2012, there were no relevant changes related to the financial statements as of December 31, 2011, Note 12.

11.   INTANGIBLES

	PARENT COMPANY
	3/31/2012			12/31/2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	Amortization	Net
Intangibles resulting from:
Concession contracts equity value (i)	14,626,792	(2,911,385)	11,715,407	14,388,176	(2,848,783)	11,539,393
Concession Contracts – economic value (ii)	766,277	(230,721)	535,556	762,987	(223,693)	539,294
Program contracts (iii)	1,204,638	(53,120)	1,151,518	1,120,104	(49,324)	1,070,780
Program contracts – commitments (iv)	478,984	(42,308)	436,676	473,327	(38,341)	434,986
Services agreement – São Paulo (v)	7,244,313	(617,661)	6,626,652	7,039,763	(517,288)	6,522,475
New businesses (vi)	21,925	(6,193)	15,732	21,400	(4,923)	16,477
Software license	52,980	(52,359)	621	52,743	(50,427)	2,316
Total	24,395,909	(3,913,747)	20,482,162	23,858,500	(3,732,779)	20,125,721

	CONSOLIDATED
	3/31/2012			12/31/2011
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangibles resulting from:
Concession contracts equity value (i)	14,644,586	(2,911,459)	11,733,127	14,404,168	(2,848,829)	11,555,339
Concession contracts – economic value (ii)	766,277	(230,721)	535,556	762,987	(223,693)	539,294
Program contracts (iii)	1,204,638	(53,120)	1,151,518	1,120,104	(49,324)	1,070,780
Program contracts – commitments (iv)	478,984	(42,308)	436,676	473,327	(38,341)	434,986
Services agreement – São Paulo (v)	7,244,313	(617,661)	6,626,652	7,039,763	(517,288)	6,522,475
New businesses (vi)	21,925	(6,193)	15,732	21,400	(4,923)	16,477
Software License	53,006	(52,362)	644	52,755	(50,429)	2,326
Total	24,413,729	(3,913,824)	20,499,905	23,874,504	(3,732,827)	20,141,677

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Notes to the Financial Statements

Breakdown of intangible assets:

	PARENT COMPANY
	12/31/2011	Additions	Reclassification	Write-offs and Disposals	Amortization	3/31/2012
Intangibles resulting from:
Concession contracts equity value (i)	11,539,393	241,307	(2,452)	(24)	(62,817)	11,715,407
Concession contracts – economic value (ii)	539,294	838	2,452	-	(7,028)	535,556
Program contracts (iii)	1,070,780	84,547	-	(8)	(3,801)	1,151,518
Program contracts – commitments (iv)	434,986	5,656	-	-	(3,966)	436,676
Services agreement – São Paulo (v)	6,522,475	205,424	-	(873)	(100,374)	6,626,652
New businesses (vi)	16,477	525	-	-	(1,270)	15,732
Software license	2,316	237	-	-	(1,932)	621
Total	20,125,721	538,534	-	(905)	(181,188)	20,482,162

	CONSOLIDATED
	12/31/2011	Additions	Reclassification	Write-offs and Disposals	Amortization	3/31/2012
Intangibles resulting from:
Concession contracts equity value (i)	11,555,339	243,110	(2,452)	(24)	(62,846)	11,733,127
Concession contracts – economic value (ii)	539,294	838	2,452	-	(7,028)	535,556
Program contracts (iii)	1,070,780	84,547	-	(8)	(3,801)	1,151,518
Program contracts – commitments (iv)	434,986	5,656	-	-	(3,966)	436,676
Services agreement – São Paulo (v)	6,522,475	205,424	-	(873)	(100,374)	6,626,652
New businesses (vi)	16,477	525	-	-	(1,270)	15,732
Software license	2,326	251	-	-	(1,933)	644
Total	20,141,677	540,351	-	(905)	(181,218)	20,499,905

Below, the cost and construction revenue recognized over concession/program contracts in the period of corresponding years:

	CONSOLIDATED
	3/31/2011
	Water	Sewage	Total

Construction cost incurred	202,296	237,133	439,429
Recognition of construction revenue	207,213	242,975	450,188

	CONSOLIDATED
	3/31/2012
	Water	Sewage	Total
Construction cost incurred	225,332	320,412	545,744
Recognition of construction revenue	229,810	327,964	557,774

There are no contingent assets and liabilities related to construction agreements in progress.

Intangibles arising from concession contracts

The Company operates concession contracts including the rendering of basic and environmental sanitation, water supply and sewage collection services. These concession contracts establish rights and duties concerning the assets related to the rendering of public utilities (see Note 3.8 (a) of December 31, 2011). Contracts provide for assets that will reverse to the granting authority at the end of the concession period.

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Notes to the Financial Statements

On March 31, 2012, the Company operated in 363 municipalities in the State of São Paulo. In the most of these municipalities, the concession period is 30 years.

Services fee occurs in the form of tariff, regulated by the Regulatory Agency of Sanitation and Energy of the State of São Paulo (ARSESP).

Intangibles resulting from concession contracts include:

(i)     Concession contracts – equity value

Concession contracts provide for the assets that will reverse to the granting authority at the end of the contract, for the residual value or market value in accordance with the terms of each contract. The amortization is calculated according to the straight-line method, which considers the useful life of assets.

(ii)    Concession contracts - economic value

In the period between 1999 and 2006, negotiations related to new concessions were conducted considering the economic and financial result of the operation, determined in a valuation report issued by independent experts.

The amount determined in the respective contract, after deal is closed with the municipal authorities, by means of subscription of the Company shares or in cash, is recorded in this item and is amortized by the respective concession period (usually 30 years). On March 31, 2012 there were no pending amounts related to these payments to the municipalities.

The amortization of intangible assets occurs during the effectiveness of contracts or by the useful life of concession underlying assets (whichever is shortest) by the straight-line method.

(iii)   Program Contracts

It refers to the renewal of contracts previously referred to as concession contracts whose objective is water supply, sewage and sanitation services. Assets acquired or built are amortized during the contractual term (30 years) or during the useful life of underlying assets, whichever is shortest.

(iv)   Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years) or by the useful life of the assets, whichever is shortest.

On March 31, 2012, amortization expenses related to the commitments of the program contracts were R$3,966 (March 2011 – R$2,807).

The amounts not disbursed yet are recorded under “Other Liabilities” in current liabilities (R$54,585 and R$62,287 on March 31, 2012 and December 31, 2011, respectively) and non- current liabilities (R$130,291 and R$130,978 on March 31, 2012 and December 31, 2011, respectively).

(v)    Services agreements – São Paulo

On November 14, 2007, the Company and the São Paulo Municipal Government (Parties) entered into an agreement to establish conditions to ensure stability in the rendering of basic and environmental sanitation public utilities in the municipality of São Paulo, whose main issues are:

(a) the Parties undertook the commitment of defining basic and environmental sanitation actions, complementing those of the São Paulo Municipality, investing in the implementation and continuity of programs, such as: the Clean Stream Program and the Water Rational Use Program - PURA, whose main purpose is to ensure the reduction in water consumption in public units, assuring water supply and life quality of population;

(b) as of November 14, 2007, execution date of the agreement, the total amount paid by the São Paulo Municipality to SABESP, referring to direct Management bodies, independent governmental agencies and foundations, less taxes, shall be destined to basic and environmental sanitation actions in the municipality; and

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Notes to the Financial Statements

(c) the municipality undertakes the commitment of resuming the payment of current bills and consumption bills issued by SABESP, as of November 14, 2007, execution date of this agreement.

The agreement remains effective, but collection mentioned in item (b) is no longer allocated to a specific account for the allocation of basic and environmental sanitation actions in the municipality. The outstanding balance for the amounts collected but not allocated yet was R$79,531 on March 31, 2012 (December 2011 - R$90,984).

On June 23, 2010, the Company entered into an agreement with the State Government and the Municipality of São Paulo for the rendering of water supply and sewage public utilities in the municipality of São Paulo for a 30-year period, renewable for another 30 years.

On June 23, 2010, the State Government signed an agreement with municipal government of São Paulo and the Company, as well as an agreement between the State Government and Municipal Government, and SABESP and the Regulatory Agency of Sanitation and Energy of the State of São Paulo (“ARSESP”) as intervening and consenting parties, whose main aspects are the following:

1. The State and the Municipal Government assign to SABESP the right to explore the rendering of sanitation services in the capital city of São Paulo, which includes the obligation of providing services and the right to fees through tariff revenues;

2. The State and the Municipal Government define ARSESP as liable for the regulation duties, including tariffs, control and monitoring of services;

3. The valuation model used was the discounted cash flow, which considered the economic and financial sustainability of SABESP operation in the metropolitan region of São Paulo;

4. Cash flows consider all operating costs, taxes, investments and remuneration of opportunity cost of investors and creditors of SABESP;

5. The agreement provides for investments corresponding to 13% of gross revenue obtained by services rendered in the municipality of São Paulo, net of Cofins e Pasep. Investment plans, referring to execution of Sabesp shall be compatible with activities and programs foreseen in state, municipal sanitation plans and where applicable, metropolitan. The Investment Plan is not definitive and will be revised by Managing Committee every four years, especially as to investments to be made in subsequent period;

6. The transfer to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in sanitation-related actions of capital city establishes a charge to be recovered in tariff, according to contractual provision. This amount corresponds to seven and half percent (7.5%) of gross revenues obtained from services rendered in the municipality of São Paulo, net of Cofins and Pasep and delinquency in the period;

7. The opportunity cost of investors and creditors of SABESP was established by WACC methodology (weighted average cost of capital). This cost was applied as discount rate of cash flows; and

8. The agreement provides for the remuneration of operating net assets, preferably calculated through equity valuation or through monetarily restated carrying amount to be defined by ARSESP. In addition, the contract also provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the expiration of the agreement.

The agreement with the municipality of São Paulo, which approximately accounts for 53.5% of the Company’s total revenues, ensures legal and equity safety to SABESP, proper return to shareholders and rendering of quality services to its customers.

The Municipal Government of São Paulo and the Company did not reach an agreement to solve pending financial issues until the execution date of the agreement, related to the rendering of water supply and sewage collection services to households of the municipality, reason that the Company filed suit against these bills, which are accrued for losses.

(vi)   New Businesses

In August 2009, the Company entered into an agreement with CASAL - Companhia de Saneamento de Alagoas, to render specialized technical services in order to implement the program to reduce losses and revenue evasion in the municipality of Maceió, for a 60-month period. Services started to be rendered in 2010.

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Notes to the Financial Statements

On March 31,2012, the amount recorded under “New businesses” was R$15,732 (December 2011 - R$16,477) where the amount recorded for CASAL was R$14,395 on March 31, 2012 (December 2011 - R$15,664).

(a)    Write-off of underlying assets of intangibles

On March 31, 2012, the Company wrote-off underlying assets of intangibles in the amount of R$905 (March 2011 - R$622) due to obsolescence, theft, disposal and works shut down, unproductive wells and projects economically unfeasible.

(b)    Capitalized interests and other financial charges

On March 31, 2012, the Company capitalized interests and monetary variation, including exchange variation in the concession intangible assets in the amount of R$60,929 (March 2011 – R$64,986) during the period in which assets were reported as work in progress.

(c)    Construction margin

The Company is the primary responsible for the construction and installation of infrastructure related to concession, whether with its own efforts or through outsourced services, and it is significantly exposed to related risks and benefits.

Therefore, the Company recognizes the construction revenue, corresponding to additional construction costs of gross margin. Generally, concession-related constructions are outsourced by the Company. In this case, the Company's implicit margin is usually lower to cover administration costs, as well as the assumption of primary risk. In 2012, the margin calculated was 2.3% (2.3% in 2011).

The amount of the construction margin for March 31, 2012 and March 31, 2011 was R$12,030 and R$10,759, respectively.

(d)    Expropriations

Due to the execution of priority works related to the water and sewage systems, the expropriation or establishment of right-of-way in third party properties was necessary, whose owners will be refunded on amicable or on a court basis.

Assets, which are subject-matter of these expropriations shall be registered in concession intangible assets once operation is completed. On March 31, 2012, the total amount referring to expropriations was R$1,646 (March 2011 - R$6,699).

(e)    Assets pledged as collateral

On March 31, 2012 and December 31, 2011, the Company held assets pledged as collateral in the amount of R$249,034 for the Special Tax Installment Payment – Paes (Note 13).

(f)    Public-Private Partnership - PPP

SABESP and CAB-Sistema Produtor Alto Tietê S/A,  special purpose entity composed of Galvão Engenharia S.A. and Companhia Águas do Brasil – CAB Ambiental, signed in June 2008 the Public-Private Partnership agreements of the Alto Tietê Producer System.

The services agreement has a 15-year term, aiming at expanding the capacity of the Taiaçupeba Water Treatment Station, from 10 to 15,000 liters per second, whose operations started in October 2011.

On March 31, 2012 and December 31, 2011, the carrying amount recorded in the Company's intangible assets, related to PPP, is R$486,431 and R$474,818, respectively.

(g)    Impairment

No provision for impairment was recorded on March 31, 2012 and December 31, 2011.

(h)    Works in progress

Works in progress are recorded under intangible assets in the amount of R$5,695 million on March 31, 2012 (December 31, 2011 - R$5,652 million).

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Notes to the Financial Statements

12.   LOANS AND FINANCING

Outstanding balance of loans and financing:

	PARENT COMPANY
	Mar/2012			Dec/2011
	Current	Non-current	Total	Current	Non-current	Total	Collaterals	Final maturity	Annual interest rate	Monetary restatement
Financial Institution:
Country
Federal government/Banco do Brasil	356,850	388,408	745,258	348,695	479,548	828,243	State Government of.S.Paulo and own resources	2014	8.50%	UPR
Debentures 10th Issuance	8,032	278,687	286,719	2,008	283,293	285,301		2020	TJLP+1.92% (1st and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th Issuance	202,500	803,894	1,006,394	202,500	1,005,748	1,208,248		2015	CDI+1.95% (1st series) and CDI+1.4% (2nd series)
Debentures 12th Issuance	-	499,583	499,583	-	499,613	499,613		2025	TR+9.5%
Debentures 13th Issuance	-	-	-	599,411	-	599,411		2012	CDI + 0.65%
Debentures 14th Issuance	-	281,109	281,109	-	279,810	279,810		2022	TJLP+1.92% (1st and 3rd series) and 9.19% (2nd series)	IPCA
Debentures 15th Issuance	-	772,094	772,094	-	-	-		2019	CDI + 0.99% and 6.2%	IPCA
Federal Savings Bank (CEF)	113,412	898,719	1,012,131	110,479	908,452	1,018,931		2011/32	6.8% (weighted)	UPR
(Brazilian Development Bank)- BNDES	30,326	-	30,326	37,554	3,491	41,045	Own Resources	2013	3% + TJLP LIMIT 6%
(Brazilian Development Bank)- BNDES Baixada Santista region	16,309	110,087	126,396	16,309	114,165	130,474	Own Resources	2019	2.5% + TJLP LIMIT 6%
(Brazilian Development Bank)– BNDES PAC	6,428	81,325	87,753	6,428	67,489	73,917	Own Resources	2023	2.15% + TJLP LIMIT 6%
(Brazilian Development Bank) – BNDES ONDA LIMPA	19,081	230,579	249,660	14,270	235,383	249,653	Own Resources	2025	1.92% + TJLP LIMIT 6%
Leasing	-	84,271	84,271	-	49,609	49,609
Other	1,027	3,407	4,434	1,155	3,503	4,658	Own Resources	2011/2018/2025	12% / CDI / TJLP+ 6%	UPR
Interest and charges	38,947	-	38,947	100,998	-	100,998
Total Domestic	792,912	4,432,163	5,225,075	1,439,807	3,930,104	5,369,911
FOREIGN CURRENCY
Inter-American Development Bank – IDB US$ 380,974 thd.	69,314	621,779	691,093	71,591	652,141	723,732	Federal Government	2016/2017/ 2025/2035	1.24% to 3.00%	Currency Basket Chg. + US$
IBRD - US$ 13,490 thd.	-	24,162	24,162	-	18,928	18,928		2034	0.43%	US$
Euro Bonds – US$ 140,000 thd.	-	254,576	254,576	-	262,067	262,067		2016	7.5%	US$
Euro Bonds – US$ 350,000 thd.	-	629,920	629,920	-	649,024	649,024		2020	6.25%	US$
JICA – Yen 20,167,525 thd.	25,479	420,425	445,904	28,015	476,266	504,281	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yen 18,132,800 thd,	34,364	366,186	400,550	25,189	427,843	453,032		2029	1.8% and 2.5%	Yen
JICA – Yen 165,229 thd,	-	3,560	3,560	-	1,420	1,420		2029	1.2% and 0.01%	Yen
IDB 1983AB – US$226,058 thd,	43,625	365,579	409,204	44,911	376,355	421,266		2023	2.4% to 2.9%	US$
Interests and charges	32,807	-	32,807	19,671	-	19,671
Total Foreign	205,589	2,686,187	2,891,776	189,377	2,864,044	3,053,421
TOTAL LOANS AND FINANCING	998,501	7,118,350	8,116,851	1,629,184	6,794,148	8,423,332

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Notes to the Financial Statements

	CONSOLIDATED
	Mar/2012			Dec/2011
	Current	Non-current	Total	Current	Non-current	Total	Collaterals	Final maturity	Annual interest rate	Monetary restatement
Financial Institution:
Country
Federal government/Banco do Brasil	356,850	388,408	745,258	348,695	479,548	828,243	State Government of S,Paulo and own resources	2014	8.50%	UPR
Debentures 10th Issuance	8,032	278,687	286,719	2,008	283,293	285,301		2020	TJLP+1.92% (1st and 3rd series) and 9.53% (2nd series)	IPCA
Debentures 11th Issuance	202,500	803,894	1,006,394	202,500	1,005,748	1,208,248		2015	CDI + 1.95% (1st series) and CDI + 1.4% (2nd series)
Debentures 12th Issuance	-	499,583	499,583	-	499,613	499,613		2025	TR + 9.5%
Debentures 13th Issuance	-	-	-	599,411	-	599,411		2012	CDI + 0.65%
Debentures 14th Issuance	-	281,109	281,109	-	279,810	279,810		2022	TJLP+1.92% (1st and 3rd series) and 9.19% (2nd series)	IPCA
Debentures 15th Issuance	-	772,094	772,094	-	-	-		2019	CDI + 0.99% and 6.2%	IPCA
Debentures 1st Issuance - Aquapolo	-	160,099	160,099	-	160,099	160,099		2029	TR + 8.75%
Federal Savings Bank	113,547	910,377	1,023,924	110,646	917,574	1,028,220		2011/32	6.8% (weighted)	UPR
(Brazilian Development Bank)- BNDES	30,326	-	30,326	37,554	3,491	41,045	own resources	2013	3% + TJLP LIMIT 6%
(Brazilian Development Bank)- BNDES Baixada Santista region	16,309	110,087	126,396	16,309	114,165	130,474	own resources	2019	2.5% + TJLP LIMIT 6%
(Brazilian Development Bank)- BNDES PAC	6,428	81,325	87,753	6,428	67,489	73,917	own resources	2023	2.15% + TJLP LIMIT 6%
(Brazilian Development Bank)- BNDES ONDA LIMPA	19,081	230,579	249,660	14,270	235,383	249,653	own resources	2025	1.92% + TJLP LIMIT 6%
Leasing	-	84,271	84,271	-	49,609	49,609
Other	1,703	3,407	5,110	1,784	3,503	5,287	own resources	2011/2018/2025	12% / CDI / TJLP+ 6%	UPR
Interest and charges	39,205	5,608	44,813	101,028	2,916	103,944
Total Domestic	793,981	4,609,528	5,403,509	1,440,633	4,102,241	5,542,874

FOREIGN CURRENCY
Inter-American Development Bank – IDB US$ 380,974 thd	69,314	621,779	691,093	71,591	652,141	723,732	Federal Government	2016/2017/ 2025/2035	1.24% to 3.00%	Currency Basket Chg. + US$
IBRD - US$ 13,490 thd	-	24,162	24,162	-	18,928	18,928		2034	0.43%	US$
Euro Bonds – US$ 140,000 thd.	-	254,576	254,576	-	262,067	262,067		2016	7.5%	US$
Euro Bonds – US$ 350,000 thd.	-	629,920	629,920	-	649,024	649,024		2020	6.25%	US$
JICA – Yen 20,167,525 thd.	25,479	420,425	445,904	28,015	476,266	504,281	Federal Government	2029	1.8% and 2.5%	Yen
JICA – Yen 18,132,800 thd,	34,364	366,186	400,550	25,189	427,843	453,032		2029	1.8% and 2.5%	Yen
JICA – Yen 165,229 thd,	-	3,560	3,560	-	1,420	1,420		2029	1.2% and 0.01%	Yen
BID 1983AB – US$ 226,058 thd,	43,625	365,579	409,204	44,911	376,355	421,266		2023	2.4% to 2.9%	US$
Interest and charges	32,807	-	32,807	19,671	-	19,671
Total foreign	205,589	2,686,187	2,891,776	189,377	2,864,044	3,053,421
TOTAL LOANS AND FINANCING	999,570	7,295,715	8,295,285	1,630,010	6,966,285	8,596,295

Quotes on March 31, 2012: US$ 1.8221; Yen 0.022110 (Dec/11- US$ 1.8758; Yen 0.24310).

On March 31, 2012, the Company did not have balances of short-term loans and financing.

The Company reported the following breakdown of loans and financing for the quarter ended March 31, 2012. Other loans and financing are reported in Note 13 to the Annual Financial Statements.

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Notes to the Financial Statements

(i)     15th Issue of Debentures:

On February 15, 2012, the Company issued the 15th issue of Non-Convertible Unsecured Debentures, in Two Series, for Public Offering with Restricted Placement Efforts, pursuant to CVM Rule 476, with the following characteristics:

 Date of Issue: 2/15/2012

 Total Amount: R$771,080, amount 77,108, in two series, unit value R$10.

	Number	Restatement	Interest Rate	Interest Payment	Amortization	Maturity Date

1st Series	287,330	-	DI + 0.99% p.a.	Half-yearly (February and August)	Annual (as of February, 2015)	February 2017
2nd Series	483,750	IPCA	6.20% p.a.	Annual (February)	Annual (as of February 2018)	February 2019

Early redemption: as of the 24th month

Early redemption: none

The proceeds resulting from the funding of the 15th issue of Debentures will be allocated to the settlement of financial commitments falling due up to December 31, 2012.

(ii)    Redemption of the 13th issue of Debentures

On February 17, 2012, the Company redeemed the total amount of the 13th Issue of Debentures in the amount of R$633,343.

(iii)   Variation in the period between January and March, 2012

The increase in the balance was mainly due to the drop of the U.S. dollar.

(iv)   Payment schedule of loans and financing

The total volume of debt to be paid until the end of 2012 for the parent company is R$807,394, R$160,576 is the amount indexed to the U.S. dollar and R$646,818 is the falling due amount of interest rates and principal of loans denominated in Reais.

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Notes to the Financial Statements

	PARENT COMPANY
	2012	2013	2014	2015	2016	2017	2018 onwards	TOTAL
COUNTRY
Banco do Brasil	264,783	380,266	100,209	-	-	-	-	745,258
Federal Savings Bank - CEF	84,431	113,367	74,733	52,843	51,991	54,337	580,429	1,012,131
Debentures	203,149	305,982	348,788	476,646	211,394	213,410	1,086,530	2,845,899
Brazilian Development Bank (BNDES)	26,112	4,214	-	-	-	-	-	30,326
Brazilian Development Bank (BNDES)SANTISTA	12,232	16,309	16,309	16,309	16,309	16,309	32,619	126,396
Brazilian Development Bank (BNDES)PAC	5,850	7,800	7,800	7,800	7,800	7,800	42,903	87,753
Brazilian Development Bank (BNDES) ONDA LIMPA	14,270	19,243	19,243	19,243	19,243	19,243	139,175	249,660
Leasing	-	-	-	-	-	-	84,271	84,271
Other	884	630	497	560	631	711	521	4,434
Interest and charges	35,107	3,840	-	-	-	-	-	38,947
In domestic currency	646,818	851,651	567,579	573,401	307,368	311,810	1,966,448	5,225,075

ABROAD
IDB	59,950	69,314	69,314	69,314	69,314	71,773	282,114	691,093
IBRD	-	-	-	-	-	-	24,162	24,162
Eurobonds	-	-	-	-	254,576	-	629,920	884,496
JBIC	24,194	48,390	48,390	48,390	48,390	48,671	583,590	850,015
BID 1983AB	43,625	43,625	43,625	43,625	43,625	43,625	147,453	409,203
Interest and charges	32,807	-	-	-	-	-	-	32,807
Foreign currency	160,576	161,329	161,329	161,329	415,905	164,069	1,667,239	2,891,776
Overall Total	807,394	1,012,980	728,908	734,730	723,273	475,879	3,633,687	8,116,851

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Notes to the Financial Statements

	CONSOLIDATED
	2012	2013	2014	2015	2016	2017	2018 onwards	TOTAL
COUNTRY
Banco do Brasil	264,783	380,266	100,209	-	-	-	-	745,258
Federal Savings Bank - CEF	84,566	114,384	75,728	53,814	52,937	62,066	580,429	1,023,924
Debentures	203,149	315,400	358,206	486,064	220,812	222,828	1,199,539	3,005,998
Brazilian Development Bank (BNDES)	26,112	4,214	-	-	-	-	-	30,326
Brazilian Development Bank (BNDES)SANTISTA	12,232	16,309	16,309	16,309	16,309	16,309	32,619	126,396
Brazilian Development Bank (BNDES)PAC	5,850	7,800	7,800	7,800	7,800	7,800	42,903	87,753
Brazilian Development Bank (BNDES) ONDA LIMPA	14,270	19,243	19,243	19,243	19,243	19,243	139,175	249,660
Leasing	-	-	-	-	-	-	84,271	84,271
Other	1,560	630	497	560	631	711	521	5,110
Interest and charges	35,365	9,448	-	-	-	-	-	44,813
Domestic currency	647,887	867,694	577,992	583,790	317,732	328,957	2,079,457	5,403,509

ABROAD
IBD	59,950	69,314	69,314	69,314	69,314	71,773	282,114	691,093
IBRD	-	-	-	-	-	-	24,162	24,162
Eurobonds	-	-	-	-	254,576	-	629,920	884,496
JBIC	24,194	48,390	48,390	48,390	48,390	48,671	583,590	850,015
BID 1983AB	43,625	43,625	43,625	43,625	43,625	43,625	147,453	409,203
Interest and charges	32,807	-	-	-	-	-	-	32,807
Foreign Currency	160,576	161,329	161,329	161,329	415,905	164,069	1,667,239	2,891,776
Overall Total	808,463	1,029,023	739,321	745,119	733,637	493,026	3,746,696	8,295,285

(v)    Financial Commitments – “Covenants”

Some loans and financing contracts have clauses related to the compliance with certain financial ratios which are calculated quarterly.

Debentures  11th  and 12th  Issue:

a)       Adjusted current ratio (current assets divided by current liabilities, excluded from current liabilities and the amount recorded in current debts from non-current contracted by the Company) higher than 1.0; and

b)      Ebitda/Financial expenses equal to or higher than, 1.5.

The failure to comply with clauses of covenants will result in the early maturity of the contract. The failure to comply with these obligations will only be characterized when this is verified in its quarterly financial information, for at least two consecutive quarters, or even for two non- consecutive quarters within a twelve-month period.

In the failure to comply with covenants, the fiduciary agent shall convene, within 48 hours as of the date it became aware of the occurrence, a debenture holders’ general meeting in order to resolve on the declaration of early maturity of debentures.

Debentures 10th and 14th Issue:

a)       EBITDA/NOR: equal to or higher than 38%;

b)      EBITDA/Financial expenses: equal to or higher than 2.35 and

c)       Net Bank Debt/Ebitda: lower than or equal to 3.65.

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Notes to the Financial Statements

Federal Savings Bank– Pro-Sanitation Program:

By means of the Performance Improvement Agreement, targets are set for financial and operating ratios (loss of invoicing, revenues evasion, cash equivalents and reduction of days of account receivable) that, based on the last two years, are projected annually for the upcoming five years.

Non fulfillment of 5 out of 8 clauses of covenants shall trigger the early maturity of the contract.

Debentures 15th Issue:

BNDES:

a)       Adjusted current ratio: higher than 1.0;

b)      Ebitda/Net Operating Revenue: higher than or equal to 38%;

c)       Total connections (water and sewage) /headcount: higher than or equal to 520;

d)      Ebitda /Debt service: higher than or equal to 1.5; and

e)       Shareholders’ Equity/Total Liabilities: higher than or equal to 0.8.

Non-fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Eurobonds:

Restrict the contracting of new debts so that:

a)       Total adjusted debt in relation to Ebitda shall not exceed 3.65; and

b)      The Company’s debt service coverage ratio, determined on the date of inclusion of this debt, is not lower than 2.35.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

Inter-American Development Bank (IDB):

The contracts 713, 896, 1,212 and 2,202 - Tariffs shall:

a)       Produce sufficient revenue to cover system exploration, including those related to the management, operation, maintenance and depreciation;

b)      Provide a profitability over fixed assets higher than 7%; and

c)       During the execution of the project, balances of loans took out on a short-term basis shall not exceed 8.5% of shareholders’ equity.

Non fulfillment of the clauses of covenants shall trigger the early maturity of the contract.

On March 31, 2012, the Company complied with requirements included in its loan and financing contracts.

The Company has obtained from BNDES, exceptionally, the suspension for 13 months, as of December 2011 of the requirement to comply with special obligations set forth by contracts.

13.   TAXES AND CONTRIBUTIONS

a)     Current assets

The item recoverable taxes of current assets is composed of outstanding balance of income tax and social contribution and amounts related to withholding income tax (IRRF) on financial investments. The balance on March 31, 2012 was R$54,088 (R$118,116 on December 31, 2011), a reduction of  R$64,028 in the balance occurred as a result of offset of amounts related to outstanding balance of income tax and social contribution for the year 2011 with amounts payable of same taxes for 2012. This drop was partially mitigated by the calculation of withholding income tax (IRRF) levied on financial investments interest income recognized in the quarter.

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Notes to the Financial Statements

b)     Liabilities

	PARENT COMPANY
	Current		Non-current
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Income tax and social contribution	37,812	-	-	-
Cofins and Pasep	55,743	57,052	-	-
Paes	37,054	36,716	9,271	18,363
INSS	25,621	25,630	-	-
IRRF	1,424	44,168	-	-
Other	14,950	17,228	-	-
Total	172,604	180,794	9,271	18,363

	CONSOLIDATED
	Current		Non-current
	3/31/2012	12/31/2011	3/31/2012	12/31/2011
Income tax and social contribution	37,881	-	-	-
Cofins and Pasep	55,758	57,073	-	-
Paes	37,054	36,716	9,271	18,363
INSS	25,627	25,645	-	-
IRRF	1,431	44,172	-	-
Other	15,021	17,516	-	-
Total	172,772	181,122	9,271	18,363

The reduction in consolidated current liabilities of  R$8,350 mainly occurred as a result of withholding income tax levied on  interest on equity in January 2012, and conversely of income tax and social contribution payable in March 2012.

The reduction of R$9,092 in consolidated non-current liabilities occurred as a result of payment flow and adequacy of the short-term and long-term balances of the Special Tax Installment Payment Program (Paes) of the parent company, according to the information below.

The company applied for the Special Tax Installment Payment Program (Paes) on July 15, 2003, pursuant Law 10684 of May 30, 2003, including in this request the debts related to Cofins and Pasep involved in lawsuit against the application of Law 9718/98 and consolidated the remaining balance of the Tax Recovery Program (Refis). The total amount included in Paes was R$316,953, as follows:

Tax	Principal	Penalty	Interests	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

Debt has been paid in 120 months. The amounts paid in the first quarter of 2012 and in the fourth quarter of 2011 were R$9,233 and R$9,148, respectively. Financial expenses were recorded in the amount of R$479 in the first quarter of 2012 and R$817 in the first quarter of 2011. The outstanding debt on March 31, 2012 was R$46,325. The assets pledged as collateral in  previous Refis Program, in the amount of R$249,034 continue to collateralize the amounts of Paes Program.

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Notes to the Financial Statements

14.   DEFERRED TAXES AND CONTRIBUTIONS

(a)    Equity balances

Analytical breakdown of deferred taxes – parent company

	PARENT COMPANY		CONSOLIDATED
	3/31/2012	12/31/2011	3/31/2012	12/31/2011

Deferred income tax asset (i)
Provision for contingencies	607,650	575,473	607,650	575,473
Pension Plan liabilities –G1	183,215	180,018	183,215	180,018
Pension Plan liabilities –G0	85,271	85,271	85,271	85,271
Donations of assets related to the concession contracts	38,213	38,213	38,213	38,213
Allowance for loan losses	140,628	135,223	140,628	135,223
Other	77,616	77,175	80,837	78,717

Total deferred tax asset	1,132,593	1,091,373	1,135,814	1,092,915

Deferred tax liability (ii)
Temporary difference on concession of intangible asset	(692,210)	(692,210)	(692,210)	(692,210)
Capitalization of borrowing costs	(101,507)	(101,507)	(101,507)	(101,507)
Income on supply to public authorities	(78,166)	(76,773)	(78,166)	(76,773)
Other	(82,064)	(42,957)	(82,245)	(42,962)

Total deferred tax liability	(953,947)	(913,447)	(954,128)	(913,452)

Deferred tax asset (liability) in the balance sheet	178,646	177,926	181,686	179,463

	3/31/2012	12/31/2011

Deferred income tax asset (i)
recoverable within 12 months	295,229	259,784
recoverable after one year	837,364	831,589

Total deferred tax asset	1,132,593	1,091,373

Deferred tax liability (ii)
realizable within 12 months	(35,372)	(27,282)
realizable after one year	(918,575)	(886,165)

Total deferred tax liability	(953,947)	(913,447)
Deferred tax asset (liability) in the balance sheet	178,646	177,926

(i)       The Company’s Management expects to realize the deferred tax asset balance in 2012 at the same ratio as 2011, and the remaining amount to be realized in the subsequent year, 2013.

(ii)      Deferred tax liabilities are expected to be realized in 2012, at the same ratio as 2011, and the remaining amount to be realized in subsequent years as of 2013.

The increase in the net balance of consolidated deferred tax asset, in the amount of R$720, occurred as a result of the calculation of tax on higher provision for losses related to the sale of water at wholesale (Note 7(c)), from provisions for contingent liabilities (Note 15) and from Pension Plan liabilities G1 (Note 16 (i)).

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Notes to the Financial Statements

(b)    Reconciliation of effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled with nominal rates provided for by laws, as shown below:

	PARENT COMPANY CONSOLIDATED
	Jan-Mar 2012	Jan-Mar 2011	Jan-Mar 2012	Jan-Mar 2011

Income before taxes	755,188	378,727	753,476	378,689
Nominal rate	34%	34%	34%	34%
Expected expense at nominal rate	(256,764)	(128,767)	(256,182)	(128,754)
Permanent differences
Provisions Law 4,819/58 (i)	(8,826)	(67,167)	(8,826)	(67,167)
Other differences	2,315	-	3,445	25
Income tax and social contribution	(263,275)	(195,934)	(261,563)	(195,896)

Current income tax and social contribution	(263,995)	(209,314)	(263,136)	(209,314)
Deferred income tax and social contribution	720	13,380	1,573	13,418
Effective tax rate	35%	52%	35%	52%

(i)     Permanent difference related to the provision for actuarial liability (Note 8 (vii)).

Transition Tax Regime – RTT

For the purposes of calculating income tax and social contribution on net income for the years  2009 and 2008, the Company and its subsidiaries adopted the RTT, which allows the legal entity to eliminate the accounting effects of Law 11,638/07 and Provisional Measure 449/08, converted into Law 11.941/09, by means of records in the tax accounting ledger - LALUR and ancillary controls, without any change in the accounting books.

As of 2010, the Company has been adopted the same tax practices of 2008 and 2009, since the RTT became mandatory and shall be effective until the enactment of Law that rules the tax effects of the new accounting methods, seeking the tax neutrality.

15.   PROVISIONS

Management, based on a joint analysis with its legal counsels, recorded a provision in amount considered sufficient to cover probable losses in lawsuits. In current liabilities, under “Provisions”, amounts related to lawsuits in view of execution of the judgment are R$926,304 (December 31, 2011 - R$764,070) and the amounts recorded under non-current liabilities, under “Provisions” are R$737,830 (December 31, 2011 - R$807,759). The amount paid between January and March 2012 was R$31,708.

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Notes to the Financial Statements

	PARENT COMPANY AND CONSOLIDATED
	12/31/2011	Additions	Exclusions	Interest rates, monetary restatements and reversals	3/31/2012

Customers (i)	727,261	13,889	(16,849)	13,030	737,331
Suppliers (ii)	422,595	17,615	(3)	44,631	484,838
Other civil lawsuits (iii)	188,546	5,605	(10,568)	(953)	182,630
Tax (iv)	76,448	232	(2,634)	553	74,599
Labor (v)	156,536	16,475	(8,047)	4,724	169,688
Environmental (vi)	121,179	14,230	(3)	2,714	138,120
Subtotal	1,692,565	68,046	(38,104)	64,699	1,787,206
Judicial deposits	(120,736)	(2,741)	2,117	(1,712)	(123,072)
Total	1,571,829	65,305	(35,987)	62,987	1,664,134

Main variations occurred in the period additions are related to the change in expectation of loss related to customers, suppliers and labor claims. In case of write-offs due to the revised estimate and payments made in customer, other civil and labor claims.

(i)     Customers - Approximately 1,516 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and accordingly the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable.

(ii)    Suppliers - Suppliers’ claims include lawsuits filed by some builders alleging  underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable.

(iii)   Other civil lawsuits - these mainly refer to action for damages due to property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv)   Tax lawsuits - the provision for tax contingencies mainly refers to issues connected with tax collections questioned due to different interpretation of legislation by the Company’s legal counsels, duly accrued when classified as probable losses.

(v)    Labor lawsuits - the Company is a party in several labor lawsuits, involving issues such as overtime, unhealthy work premium and hazardous work premium, prior notice, change of job position, salary parity and other. Most of the amount involved is under provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi)   Environmental lawsuits - these refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and other for the imposition of fines due to environmental damages allegedly caused by the Company. The accrued amounts not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage of referred lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with likelihood of possible loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor claims, which are considered by its legal counsels as possible losses, and are not recorded in the accounting books. The amount attributed to these lawsuits is approximately R$2,668,200 on March 31, 2012 (December 31, 2011 - R$2,621,800).

Other information is presented in annual financial statements of December 31, 2011, Note 16.

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Notes to the Financial Statements

16.   EMPLOYEES BENEFITS

(a)    Assistance Plan

Managed by Fundação Sabesp de Seguridade Social – SABESPREV, it is composed of optional health care plans, of free choice, maintained by contributions from the sponsor and the participants, which were the following:

From the Company: 8.0%, on average, on gross payroll;

From the participants: 2.2%, on base salary and bonus, which corresponds to the average of 1.4% on gross payroll.

(b)    Pension plan

Managed by Fundação Sabesp de Seguridade Social – SABESPREV, the defined benefit plan (“Plano G1”) receives monthly contributions from the Company and from active participants.

Funded Plan – G1
Pension plan liabilities in December, 2011	538,619
Expenses recognized in 2012	9,402
Pension plan liabilities in March 2012	548,021

Unfunded Plan – G0
Pension plan liabilities in December, 2011	1,512,078
Expenses recognized in 2012	13,458
Pension plan liabilities in March 2012	1,525,536

Total	2,073,557

(i)     Plan G1

On March 31, 2012, the Company had a net actuarial liability of R$548,021 (December 2011 – R$538,619) which represents the difference between the present value of the Company´s liabilities related to participants who are employees, retirees and pensioners and the fair value of related assets and unrecognized actuarial gains.

Aiming at settling the deficit referring to the Defined Benefit Plan (BD) G1, as of July, 2010, SABESP and SABESPREV have structured a process through which participants could elect to change from the Defined Benefit Plan to Defined Contribution Plan, the SABESPREV Mais.

The period for migrating the plan, from July to November, 2010, was suspended through injunction granted by the Court of Justice of the State of Sao Paulo on October 20, 2010, until the allegations from parties involved are analyzed.

(ii)    Plan G0

The Company makes payments, due to court order, supplementary retirement and pension benefits to its former employees and pensioners provided for by State Law  4,819/58. These amounts are recorded as accounts receivable from shareholders, restricted to the amounts recognized as due by the State Government.

On March 31, 2012, the Company had a liability to the Plan G0 of R$1,525,536 (December 2011 – R$1,512,078). In the period between January and March 2012 the amount of R$13,458 was recorded referring to the Company’s actuarial liability for 2012.

(c)    Profit Sharing

The Company recorded referring to the Profit Sharing Plan, considering the period between January and December 2012, the amount corresponding to one payroll, by setting targets. In the first quarter of 2012, the amount of R$14,144 was accrued (first quarter of 2011 – R$13,150).

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Notes to the Financial Statements

17.   REVENUE

(a)    Gross revenue from sale of goods and services

	PARENT COMPANY		CONSOLIDATED
	1Q12	1Q11	1Q12	1Q11

Metropolitan Region of São Paulo	1,587,422	1,441,667	1,587,422	1,441,667
Regional systems(i)	601,985	548,163	606,456	549,207
Total (ii)	2,189,407	1,989,830	2,193,878	1,990,874

(i)     It includes the municipalities operated in the inland and coastal region of the State of São Paulo.

(ii)    Gross operating revenue from sale of products and services was up 10.0% in the period between January and March 2012 when compared to the period between January and March 2011, mainly due to tariff increase of 6.83% occurred in September 2011 and increase in billed volume of 3.0%.

(b)    Reconciliation of gross revenue to net revenue

	PARENT COMPANY		CONSOLIDATED
	1Q12	1Q11	1Q12	1Q11

Gross revenues from sales and/or services	2,189,407	1,989,830	2,193,878	1,990,874
Construction revenue	550,856	450,173	557,774	450,188
Sales taxes	(162,581)	(145,380)	(163,255)	(145,372)
Net revenues	2,577,682	2,294,623	2,588,397	2,295,690

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Notes to the Financial Statements

18.   OPERATING COSTS AND EXPENSES

	PARENT COMPANY		CONSOLIDATED
Description	1Q12	1Q11	1Q12	1Q11
Cost of sales and services rendered:
Payroll and charges	283,081	261,576	283,729	261,709
Pension plan liabilities (i)	9,058	11,475	9,058	11,475
Construction costs	539,382	439,415	545,744	439,429
General supplies	37,592	34,669	37,735	34,720
Treatment supplies	44,574	45,605	44,646	45,632
Outsourced services	160,813	131,628	161,485	131,764
Electricity	149,732	140,944	150,693	141,185
General expenses	92,456	84,120	92,553	84,163
Depreciation and amortization	179,751	218,345	179,811	218,347
	1,496,439	1,367,777	1,505,454	1,368,424
Selling expenses:
Payroll and charges	46,281	45,911	46,394	45,931
Pension plan liabilities (i)	1,396	1,962	1,396	1,962
General supplies	1,870	1,740	1,870	1,740
Outsourced services	62,179	71,559	62,200	71,565
Electricity	261	171	261	171
General expenses	18,539	20,211	18,586	20,212
Depreciation and amortization	1,489	3,531	1,489	3,531
Allowance for doubtful accounts, net of recoveries (Note 7(c))	38,762	33,137	38,880	33,137
	170,777	178,222	171,076	178,249
Administrative expenses:
Payroll and charges	38,441	35,332	39,664	36,030
Pension plan liabilities (i)	28,065	200,229	28,070	200,229
General supplies	1,012	748	1,226	783
Outsourced services	42,003	28,258	42,764	28,663
Electricity	354	192	406	194
General expenses	56,849	23,122	57,208	23,299
Depreciation and amortization	5,255	6,217	5,274	6,222
Tax expenses	35,012	27,384	35,180	27,431
	206,991	321,482	209,792	322,851
Costs, selling and administrative expenses:
Payroll and charges	367,803	342,819	369,787	343,670
Pension plan liabilities (i)	38,519	213,666	38,524	213,666
Construction costs	539,382	439,415	545,744	439,429
General supplies	40,474	37,157	40,831	37,243
Treatment supplies	44,574	45,605	44,646	45,632
Outsourced services	264,995	231,445	266,449	231,992
Electricity	150,347	141,307	151,360	141,550
General expenses	167,844	127,453	168,347	127,674
Depreciation and amortization	186,495	228,093	186,574	228,100
Tax expenses	35,012	27,384	35,180	27,431
Allowance for doubtful accounts, net of recoveries (Note 7(c))	38,762	33,137	38,880	33,137
	1,874,207	1,867,481	1,886,322	1,869,524

(i)     Decrease occurred in pension plan liabilities due to increase in actuarial liability related to supplementary retirement and pension benefits granted by State Law 4,819/58 (Plan G0) in the amount of R$157,527 with impact in the first quarter of 2011, not recurring in other quarters.

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Notes to the Financial Statements

19.   OPERATING INCOME AND EXPENSES

	PARENT COMPANY		CONSOLIDATED
Description	1Q12	1Q11	1Q12	1Q11

Financial expenses:
Interest and charges on loans and financing - local currency	(82,203)	(120,130)	(84,561)	(120,205)
Interest and charges on loans and financing - foreign currency	(20,019)	(19,266)	(20,019)	(19,266)
Other financial expenses	(19,670)	(24,787)	(19,638)	(24,804)
Income tax on foreign remittance	(2,109)	(1,899)	(2,109)	(1,899)
Monetary variation on loans and financing	(8,554)	(19,766)	(8,554)	(19,766)
Monetary variation on deficit re Sabesprev mais	(415)	-	(415)	-
Other monetary variations	(3,891)	(5,012)	(3,891)	(5,012)
Provisions for contingencies	(64,699)	(19,898)	(64,699)	(19,898)
Total financial expenses	(201,560)	(210,758)	(203,886)	(210,850)

Financial income:
Foreign exchange gains	11,774	17,095	11,774	17,105
Income from financial investments	54,839	61,346	55,006	61,360
Interest and others	20,994	17,504	21,046	17,516
Total financial income	87,607	95,945	87,826	95,981

Financial income, net before exchange variations	(113,953)	(114,813)	(116,060)	(114,869)
Exchange variations, net:
Exchange variation on loans and financing (i)	159,232	69,097	159,232	69,097
Other exchange variations	(20)	-	(20)	-
Foreign exchange gains	(249)	(4,918)	(240)	(4,918)
	158,963	64,179	158,972	64,179

(i) Yen variation on JICA financing, a decrease of R$90.1 million due to 9.05% Yen depreciation in the first quarter of 2012 against 4.34% depreciation in the first quarter of 2011.

20.   OTHER OPERATING INCOME (EXPENSES), NET

The breakdown of “other operating income (expenses), net” is the following:

	PARENT COMPANY		CONSOLIDATED
	1Q12	1Q11	1Q12	1Q11
Other operating income net	10,607	5,254	10,633	5,282
Other operating expenses	(2,144)	(2,069)	(2,144)	(2,069)
Other operating income (expenses), net	8,463	3,185	8,489	3,213

Other operating income are composed of income from sale of fixed assets, public notices,  indemnities and reimbursement of expenses, penalties and pledges, lease of properties, reuse water, Pura and Aqua log’s projects and services.

Other operating expenses are composed of write-off of fixed assets due to obsolescence, discontinued works, unproductive wells, economically unfeasible projects and loss of fixed assets.

21.   BUSINESS SEGMENT INFORMATION

The Company's Management defined  the operating segments based  on  accounting balances in  Brazilian GAAP, applied in strategic decisions.

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Notes to the Financial Statements

The Company's Management considers business as  water and sewage service. No  operating segment was  added.

Business segment information for  the quarter ended March 31, 2012 is the following:

	CONSOLIDATED
	1Q12

	Water	Sewage	Reconciliation to Financial Statements (a)	Balance according to the Financial Statements

Gross revenue from sales and services rendered– from external customers	1,214,705	979,173	557,774	2,751,652

Deductions from gross revenue	(90,087)	(73,168)	-	(163,255)

Net revenues from sales and services rendered- from external customers	1,124,618	906,005	557,774	2,588,397

Costs, selling and administrative expenses	(852,266)	(488,312)	(545,744)	(1,886,322)

Operating profit before other operating expenses, net	272,352	417,693	12,030	702,075

Other operating expenses, net				8,489

Operating profit before financial result and taxes				710,564

Depreciation and amortization	106,159	80,415	-	186,574

Business segment information for the quarter ended March 31, 2012 is the following:

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Notes to the Financial Statements

	CONSOLIDATED
	1Q11

	Water	Sewage	Reconciliation to Financial Statements (a)	Balance according to the Financial Statements

Gross revenue from sales and services rendered – from external customers	1,107,102	883,772	450,188	2,441,062

Deductions from gross revenue	(80,839)	(64,533)	-	(145,372)

Net revenue from sales and services rendered- from external customers	1,026,263	819,239	450,188	2,295,690

Costs, selling and administrative expenses	(915,806)	(514,289)	(439,429)	(1,869,524)

Operating profit before other operating expenses, net	110,457	304,950	10,759	426,166

Other operating expenses, net				3,213

Operating profit before financial result and taxes				429,379

Depreciation and amortization	131,918	96,182	-	228,100

Operating profit before financial result and taxes of the parent company amounts to R$710,178 (March 2011 - R$429,361), and the difference of R$386 (March 2011 - R$18) represented by  financial results and income tax and social contribution of jointly-owned subsidiaries.

The adjustments in gross revenue from sales and services are the following:

	1st quarter
	2012	2011

(a) Construction gross revenue referring to ICPC 1	557,774	450,188

Adjustments to cost, selling expenses and administrative expenses are the following:

	1st quarter
	2012	2011

(a) Construction cost referring to ICPC 1	(545,744)	(439,429)

(a)    Construction revenue is recognized as CPC 17, "Construction Contracts (IAS 11) applying the percentage method of execution.

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Notes to the Financial Statements

22.   SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to the limit of R$10,000,000 (December 31, 2011 - R$10,000,000) by means of resolution of the Board of Directors and Fiscal Council.

(b) Subscribed and paid-up capital

The subscribed and paid-up capital consists of 227,836,623 common shares (December 31, 2011 - 227,836,623), book-entry, registered shares, without par value, distributed as follows:

	Number of shares	%
Treasury Department	114,508,086	50.26
Brazilian Clearing and Depository Corporation	56,036,950	24.59
The Bank Of New York ADR Department (equivalent in shares) (*)	56,663,486	24.87
Other	628,101	0.28
	227,836,623	100.00

(*) each ADR corresponds to 2 shares

The additional dividend proposed, in the amount of R$288,142 for the fiscal year of 2011 was approved at the Shareholders’ Meeting of April 23, 2012.

Further information on shareholders’ equity, such as shareholders compensation, objective and purpose of reserves can be found in Note 18 of the Annual Financial Statements of December 31, 2011.

23.   EARNINGS PER SHARE

(a)    Basic and diluted

Basic earnings per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the year.

	1Q12	1Q11

Profit attributable to the Company’s shareholders	491,913	182,793
Weighted average number of common shares issued (in thousands of shares)	227,836	227,836

Basic and diluted earnings per share (Reais per share)	2.15907	0.80230

The Company had no potential common shares outstanding, such as for instance, debt convertible into common shares. Thus, the basic and diluted earnings per share are the same.

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Notes to the Financial Statements

24.   COMMITMENTS

(i) Operational rentals

On March 31, 2012, operational and facilities rentals already contracted require minimum payments as follows:

2012	64,116
2013	56,951
2014	27,085
2015	688
Total	148,840

Rental expenses for the periods ended March 31, 2012 and 2011 were R$15,768 and R$7,322, respectively. Figures refer to the following accounts: property rentals, rental of machinery and equipment, rental of computer equipment, car rentals, automotive equipment rental and leasing of copying machines. The operating lease contracts expire in 2015.

(ii)    Electricity

The Company has long-term contracts for firm commitments with suppliers of electricity for own use. On March 31, 2012, the main amounts of contracts of this type are as follows:

2012	403,443
2013	134,147
2014	109,970
2015	107,405
Total	754,965

Electricity expenses for the periods ended March 31, 2012 and 2011 were R$150,425 and R$141,358 respectively. The firm commitment agreements expire in 2015.

25.   SUBSEQUENT EVENTS

PAC 2 – GROUP I - BNDES

Credit facility agreement 11.2.0975.1 and 11.2.0975.1, signed on March 5, 2012 between SABESP - Companhia de Saneamento Básico do estado de São Paulo and BNDES - Brazilian Development Bank in the total amount of R$180,798,006.63. The loan aims the execution of expansion works and optimization of sanitary sewage systems in the municipalities of São Paulo, Itapecerica da Serra, Embu das Artes, Carapicuíba, Osasco, São Bernardo do Campo and Cotia, as well as for the preparation of the executive project of São Lourenço Producer System. The total term is 180 months for works and 96 months for the executive project, with a 24 and 36-month grace period. Interest: TJLP + 1.72% p.a.

PAC 2 - Group I and II - CEF

On February 28, 2012, SABESP formalized with Federal Savings Bank, thirty (30) loan operations summing up R$133,986,167.53, which will be applied in the execution of water supply, sewage works and services and studies and projects, mainly benefiting the municipalities of the metropolitan region of  São Paulo, Baixada Santista region and Campinas. Proceeds derive from FGTS – Programa Saneamento para Todos (“Sanitation Program for Everyone”) and were raised through the selection process of Ministry of Cities - PAC 2 - Groups I and II. Financial charges are: annual interest rate of 6.00%, annual risk rate of 0.30%, annual management fee of 1.40% and TR Index – Reference Rate. Grace period is up to 4 years and amortization is 20 years for water supply and sewage works and 5 years for studies and projects.

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Other Information Deemed as Relevant by the Company

1.    CHANGE IN THE INTEREST OF CONTROLLING SHAREHOLDER, BOARD MEMBERS AND OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position at March 31, 2012
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	2,009	0	2,009	0
Board of Executive Officers	603	0	603	0

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,510,698	50.3%	114,510,698	50.3%

Outstanding Shares	113,325,925	49.7%	113,325,925	49.7%

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position at March 31, 2011
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	114,508,085	50.3%	114,508,085	50.3%
Management
Board of Directors	2,008	0	2,008	0
Board of Executive Officers	603	0	603	0

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position at March 31, 2011
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,510,696	50.3%	114,510,696	50.3%

Outstanding Shares	113,325,927	49.7%	113,325,927	49.7%

2.    SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at March 31, 2012 (Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
Treasury Department	114,508,086	50.3	114,508,086	50.3

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Opinions and Statements / Special Review Report - Unqualified

Report on review of quarterly information

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do

Estado de São Paulo – SABESP

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2012, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

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Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2012. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, May 10, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Valdir Renato Coscodai

Contador CRC 1SP165875/O-6

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 15, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.